9/11

08004803

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mori Seiki Co. Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 16 2008
THOMSON REUTERS

FILE NO. 82- 34930 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/15/08

Summary of Consolidated Financial and Business Results for the Fiscal Year 2008 (to March 31, 2008)

May 7, 2008

English translation from the original Japanese-language document

Company name	Mori Seiki Co., Ltd.	Stock exchanges	Tokyo and Osaka
Listing Code number	6141	URL	http://www.moriseiki.co.jp
Representative (Title)	President Director (Name) Masahiko Mori		
Contact person (Title)	Accounting / Finance HQ Executive Officer (Name) Morikuni Uchigasaki	TEL	(052) 587-1811
Expected date of the ordinary general shareholders' meeting	June 18, 2008	Expected payment date of cash dividend	June 19, 2008
Expected date of filing the financial statements	June 18, 2008		

(Note: All amounts less than one million are disregarded.)

1. Consolidated business results for fiscal year 2008 (April 1, 2007 to March 31, 2008)

(1) Consolidated business results (% of change from the previous full year.)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal Year 2008	202,260	17.4	31,302	25.0	28,665	16.0	15,975	△1.4
Fiscal Year 2007	172,262	18.5	25,043	53.7	24,716	55.4	16,194	17.3

	Net income per share	Diluted net income per share	Return on Equity	Ordinary income on total assets	Operating income on net sales
	yen	yen	%	%	%
Fiscal Year 2008	165 91	161 99	12.3	16.7	15.5
Fiscal Year 2007	174 78	166 12	13.2	14.9	14.5

(Reference) Equity-method earnings Fiscal Year 2008 60 million yen Fiscal Year 2007 45 million yen

(2) Consolidated financial position

	Total assets	Net assets	Shareholders' equity ratio	Shareholders' equity per share
	million yen	million yen	%	yen
Fiscal Year 2008	174,270	131,761	74.7	1,388 52
Fiscal Year 2007	169,034	131,036	77.2	1,358 82

(Reference) Total Shareholders' equity Fiscal Year 2008 130,214 million yen Fiscal Year 2007 130,490 million yen

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investment activities	Cash flows from financing activities	Balance of cash and cash equivalents at the end of the year
	million yen	million yen	million yen	million yen
Fiscal Year 2008	14,155	△13,454	△13,131	17,916
Fiscal Year 2007	23,495	△8,082	△16,989	29,959

2．Cash dividends

(Record date)	Dividend per share						Total amount of dividend (Annual)	Dividend payout ratio (Consolidated)	Dividend on net assets (Consolidated)
	Interim		Year-end		Annual				
	yen		yen		yen		yen	%	%
Fiscal Year 2007	20	00	24	00	44	00	4,158	25.2	3.4
Fiscal Year 2008	25	00	25	00	50	00	4,781	30.1	3.6
Fiscal Year 2009 (Estimated)	25	00	25	00	50	00	—	30.1	—

3．Consolidated earnings forecast for Fiscal Year 2009 (April 1, 2008 to March 31, 2009)

(% of change from Fiscal Year 2008 semi-annual or Fiscal year 2008)

	Net sales		Operating income		Ordinary income		Net income		Net income per share	
	million yen	%	million yen	%	million yen	%	million yen	%	yen	
First half (for six-month period ending September 30, 2008)	90,000	△7.1	12,600	△10.3	12,000	△7.8	7,000	△3.2	74	64
Fiscal Year 2009	200,000	△1.1	28,000	△10.6	26,800	△6.5	15,600	△2.3	166	35

4．Other

(1) Change of significant subsidiaries during the financial term (increase/deletion in the scope of consolidation) None

(2) Change of important accounting policies, procedures, and ways of display (description as the change of basis for preparing consolidated financial statements)

① Changes along the revision of accounting standard, etc Yes

② Changes mentioned other than mentioned in ① None

Note: Please refer to page No.23 on "Notes related to the preparation of the consolidated financial statements" for further details.

(3) Number of shares outstanding (Common Stocks)

① Number of shares outstanding at the end of the year (Including treasury stocks)	Fiscal year 2008	96,475,312shares	Fiscal year 2007	100,366,274shares
② Treasury stocks at the end of the end of the year	Fiscal year 2008	2,695,892shares	Fiscal year 2007	4,333,935shares

Note: Please refer to page No.45 on "Per share information" regarding number of shares which is used to calculate net income per share (Consolidated).

(Reference) Unconsolidated Financial results

1．Unconsolidated business results for fiscal year 2008 (April 1, 2007 to March 31, 2008)

(1) Unconsolidated business results (% of change from the previous fiscal year.)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal Year 2008	175,486	21.2	28,977	34.1	26,469	25.0	14,312	0.8
Fiscal Year 2007	144,824	16.7	21,605	56.9	21,174	58.0	14,203	6.9

	Net income per share		Diluted net income per share	
	yen		yen	
Fiscal Year 2008	148	62	145	11
Fiscal Year 2007	153	26	145	67

(2) Unconsolidated financial position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share	
	million yen	million yen	%	yen	
Fiscal Year 2008	155,578	121,361	77.8	1,289	90
Fiscal Year 2007	151,051	120,972	80.1	1,259	45

(Reference) Total Shareholders' equity Fiscal Year 2008 120,991 million yen Fiscal Year 2007 120,972 million yen

2. Unconsolidated earnings forecast for Fiscal Year 2009 (April 1, 2008 to March 31, 2009)

(% of change from Fiscal Year 2008 semi-annual or Fiscal year 2008)

	Net sales		Operating income		Ordinary income		Net income		Net income per share net income	
	million yen	%	million yen	%	million yen	%	million yen	%	yen	
First half (for six-month period ending September 30, 2008)	78,000	△6.1	11,600	△11.6	11,100	△7.6	6,500	△6.5	69	30
Fiscal Year 2009	173,500	△1.1	26,000	△10.3	24,700	△6.7	14,400	0.6	153	52

※Proper use of the earnings forecasts and other notes

The above forecasts are based on information available as of the release of this report and assumptions of several uncertain factors which may affect the company's results. Actual results might be different from the above estimates due to subsequent changes in the circumstances. Please refer to " Business Results 1 Analysis of Business Results" on pare 4 for further information of the forecasts and assumptions. Impact by adapting an accounting standard (financial accounting standards Article 13) for lease transactions is not considered in the forecasts.

1 Analysis of Business Results

(1)Results this term

This term our corporate group achieved consolidated sales of 2022.60 billion yen (increase of 17.4% over last term) and consolidated operating profit of 313.02 billion yen (increase of 25.0% over last term), for a consolidated normal profit of 286.65 billion yen (an increase of 16.0% over last term) and a consolidated net profit of 159.75 billion yen (decrease of 1.4% from last term).

In the Japanese machine tool market this term, although the rate of operation held firm in plants with 50 employees or less, a cautious attitude toward investment in new equipment was observed. In mid-size and large businesses, equipment investment remained firm and demand from automotive manufacturers showed gradual recovery.

In the Americas, a deceleration of economic activity due to the sub prime problem has begun; however, the rate of operation of equipment remains high as in Japan, and demand has grown higher in Mexico and Brazil. There was strong demand in energy-related industries, which are experiencing a global demand for crude oil, iron ore, and other natural resources, and also in the airplane body and jet engine industries, the agricultural machine industry, the construction equipment industry, and the biotech and medical precision device industries. On the other hand, the automotive industry appeared to be taking somewhat of a break, however, some companies have begun discussions of equipment investment in order to deal with the environmental problems that must be confronted in the future.

In Europe, the market maintained stable growth overall. A high level of orders continued to be received from the aeronautical industry, energy-related industries, and general machine industries. Demand also increased in Turkey and Russia as these areas experienced growing industrial activity.

In Asia, surging replacement demand for high-precision, high-quality machine tools helped keep demand strong in China, and our company received over 150% of the orders we received last term. Demand is also rapidly rising in India along with Singapore, Malaysia, Thailand, and Indonesia in Southeast Asia. Our sales in India are now on a firm base for continued growth.

Turning to products, our "NMV Series" of 5-axis control machines has won high acclaim from customers in the automotive, aeronautical, and many other industries, and orders for the "NT Series" of Integrated Mill Turn Centers remained strong. We investigated the possibility of building a factory in Thailand to serve as the manufacturing base for the "DURA Series", which is experiencing a growth of orders in excess of our expectations; however, the positioning precision of this series is far higher than the precision of freight that is subject to control under the Foreign Exchange and Foreign Trade Control Law, and due to security concerns such as the fact that there is no precedent in Japan for transferring this type of high-precision machine tool manufacturing technology to a non-white country (see note), we were forced to abandon the plan. As an alternative, we contracted production of the "DURA Series" out to an excellent machine tool manufacturer in Japan and were able to launch production smoothly. In response to the increased demand for machine tools in the rapidly growing BRICs and central European markets, we added support for new languages to our "MAPPS III" high-performance operating system.

(2) 1st Mid-term Business Plan "Mori-568PLAN"

Our group carried out the "Mori-568PLAN" intermediate-term business plan over the three years from 2005 to 2007. We achieved great success and met all target levels that were set in the plan.

・ Mori-5 (Attainment of 5% share of worldwide orders)

We pursued a goal of attaining a 5% share (175 billion yen) of global orders, which are on a scale of 3.5 trillion yen. We established Strategic/Large Account Department for large customers and strengthened our sales activities, and these efforts bore fruit in a dramatic increase of new orders. With the aim of further expanding our network of sales bases, we established new Technical Centers in Fukuyama, Niigata, Amagasaki, Shiga, Tokyo, and Shinagawa, while overseas we established new bases in Frankfurt and Dusseldorf in Germany, Birmingham in England, Prague in the Czech Republic, Moscow in Russia, and Guangzhou, Manchuria, Wutan, and Qingdao in China. We also established new local subsidiaries in India and Turkey. This strengthening of our sales and service network has resulted in a dramatic increase of orders from new customers in all parts of the world, and our consolidated sales for this term, which was the last fiscal year of the mid-term business plan, greatly exceeded our goal with a total of over 200 billion yen, and we were able to establish footholds in the rapidly growing BRICs and other emerging markets. Even when converted using our internal planned rate of 107 yen per dollar and 128 yen per Euro, the consolidated sales total works out to 187.6 billion yen and attains our goal.

・ Mori-6 (Attainment of a consolidated cost of sales ratio of 60%)

We have strictly managed cost of sales at the design level and have reduced the cost of materials by producing parts in-house and using standardized parts. In order to raise the in-house production percentage, we added Heat Treatment Plant (September of 2005), Casting Plant (March of 2006), and Sheet Metal Plant (August of 2006) to our Iga Campus (Iga, Mie Prefecture), and Machining Plant (January of 2006) to our Chiba Campus. We also renovated Spindle Plant and Ball Screw Plant in our Iga Campus (August of 2006). In addition to reducing prime cost, this new in-house manufacturing has helped improve quality, shorten delivery time, and increase production capacity. We also worked to increase per person productivity by increasing the rate of machine operation and shortening work time. As a result of these efforts, our consolidated cost of sales ratio of this term, which represents the final year of the intermediate business plan, was 57.4%, much higher than our goal. When a consolidated cost of sales ratio is converted using our internal rate, the goal of 60% is attained.

・ Mori-8 (Building a production system for 800 units monthly)

During the term of "Mori-568PLAN", we invested a total of 27 billion yen in manufacturing equipment in order to increase production and respond to customer needs for short delivery times. We also pursued production reforms such as cell production and the auto campsite system, and strengthened our production system to enable a stable capacity of 600 units a month centering on the N Series. In March of 2007 we attained a production level of 800 units for the first time, and in March of 2008 we produced over 830 units, making it clear that we have the production capacity for 800 units a month. In December of 2006 we added DIXI MACHINES to our group as our first overseas manufacturing base. DIXI MACHINES is a machine tool division of DIXI HOLDING in Switzerland, and manufactures extremely high-precision, high-quality machine tools. Currently we are expanding the production facilities, and in addition to the manufacture and sales of existing DIXI brand products, DIXI will also manufacture Mori Seiki brand products in knock-down form.

[Note]

With regard to countries that have signed treaties regarding weapons of mass destruction, that participate in export control regimes, and that have adopted a catch-all system, it is clear that there is no risk that weapons of mass destruction will be spread from these countries and they are informally called "white countries". Officially these countries referred to as "Countries listed in Appended Table 3 of the Export Trade Control Order". There are a total of 26 such countries, and these countries are: Argentina, Australia, Austria, Belgium, Canada, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, South Korea, Luxembourg, the Netherlands, New Zealand, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Great Britain, and the U.S.A.

(As if March 31, 2008; From Q & A / Glossary for Secure Trade Control, the Ministry of Economy, Trade and Industry.)

Consolidated

(Unit: million yen)

	59th term Fiscal Year 2007	60th term Fiscal Year 2008	Change
Net sales	172,262	202,260	29,998
Operating income	25,043	31,302	6,259
Ordinary income	24,716	28,665	3,948
Net income	16,194	15,975	△219

Unconsolidated

(Unit: million yen)

	59th term Fiscal Year 2007	60th term Fiscal Year 2008	Change
Net sales	144,824	175,486	30,662
Operating income	21,605	28,977	7,371
Ordinary income	21,174	26,469	5,294
Net income	14,203	14,312	109

2 Annual forecast

Forecasts for Fiscal Year 2009 are as follows

(Unit: million yen)

	First half (for six-month period ending September 30, 2008) (consolidated)	First half (for six-month period ending September 30, 2008) (Unconsolidated)	Fiscal Year 2009 (Consolidated)	Fiscal Year 2009 (Unconsolidated)
Net sales	90,000	78,000	200,000	173,500
Operating income	12,600	11,600	28,000	26,000
Ordinary income	12,000	11,100	26,800	24,700
Net income	7,000	6,500	15,600	14,400

Those forecasts are based on the following assumptions:

・Average exchange rates of ¥107/US$ and ¥158/€

・It is assumed that the first year of the second medium-term management plan, "PQR555," which lasts during the three-year period from Fiscal Year 2009 to Fiscal Year 2011, will proceed satisfactorily.

Caution regarding forecasts

Forecasts (earnings forecasts, plans, policies, business strategies, targets, schedules, understanding and evaluation of facts) concerning Mori Seiki and the Mori Seiki Group in this report are based on information available as of the date of this report. Actual results may differ significantly from those forecasts.

3 Qualitative information about consolidated financial status

(1)Assets, liabilities and net assets

・Assets

Currents assets increased by 4.4% from the end of the previous consolidated Fiscal Year, to 101,976 million yen. That was mainly because promissory notes and accounts receivable increased by 5,510 million yen, inventories increased by 8,839 million yen and deferred income tax assets increased by 1,399 million yen.

Fixed assets increased by 1.3% compared to the previous consolidated Fiscal Year, to 72,294 million yen.

As a result, total assets increased by 3.1% compared to the previous consolidated Fiscal Year, to 174,270 million yen.

・Liabilities

Current liabilities increased by 19.4% compared to the previous consolidated Fiscal Year, to 37,151 million yen. Although tax liabilities increased by

6,641 million yen and allowance for product warranties by 744 million yen, short-term bank loans decreased by 804 million yen.

Fixed liabilities decreased by 22.3% compared to the previous consolidated Fiscal Year, to 5,357 million yen. That was mainly due to reductions of 1,337 million yen in bonds with stock acquisition rights.

As a result, total liabilities increased by 11.9% compared to the previous consolidated Fiscal Year, to 42,508 million yen.

・Net sales

Total net assets increased by 0.6% compared to the previous consolidated Fiscal Year, to 131,761 million yen. A major reason for the increase was purchase of treasury stock, 10,292 million yen although 15,975 million yen were recorded as net income and 1,350 million yen increased in capital and capital surplus received from the exercise of stock acquisition rights of the bonds.

(2)Cash flow during Fiscal Year 2007

(Units : millions of yen)

	59th term Fiscal Year 2006	60th term Fiscal Year 2007	Change
Cash flow from operating activities	23,495	14,155	△9,339
Cash flow from investing activities	△8,082	△13,454	△5,371
Cash flow from financing activities	△16,989	△13,131	3,858
Cash and cash equivalents at the end of the fiscal term	29,959	17,916	△12,042

Cash and cash equivalents at the end of consolidated Fiscal Year 2007 were 17,916 billion yen, a decrease of 12,042 billion yen from the previous consolidated Fiscal Year.

Factors which affected the cash flow for consolidated Fiscal Year 2007 are shown below.

・Cash flow from operating activities

Net operating cash flow increased by 14,155 billion yen (previous Fiscal Year: 23,495 billion yen increase) due to the recording of the following items: 27,708 billion yen in pre-tax net profit, a 6,719 billion yen increase in accunts receivable , a 9,981 billion yen increase in inventory , a 6,464 billion yen increase in corporation tax etc.

・Cash flow from investing activities

Net investment cash flow decreased by 13,454 billion yen (previous Fiscal Year: 8,082 billion yen decrease) due to outlay of 9,105 billion yen for the purchase of tangible fixed assets , 2,090 billion yen for the purchase of intangible fixed assets , 1,444 billion yen for purchase of affiliated company's stock , 917 billion yen for the purchase of investment securities and income of 866 billion yen from the sale of tangible fixed assets.

・Cash flow from financing activities

Net cash flow from financing activities decreased by 13,131 billion yen (previous Fiscal Year: 16,989 billion yen increase) due to outlays of 804 billion yen for the repayment of short-term debt , 4,721 billion yen for dividend payments and 10,291 billion yen for the purchase of treasury stock.

(3)Trends in cash flow indices

	57th term Fiscal Year 2004	58th term Fiscal Year 2005	59th term Fiscal Year 2006	60th term Fiscal Year 2007
Shareholders' equity ratio (%)	71.1	71.5	77.2	74.7
Shareholders' equity ratio at market value (%)	73.3	140.0	159.4	96.3
Cash flow to interest bearing loans ratio (%)	279.6	67.3	6.4	4.9
Interest coverage ratio (times)	49.7	155.7	464.6	407.7

(Notes)

Shareholders' equity ratio: Shareholders' equity / total assets

Shareholders equity ratio at market value: Market capitalization / total assets

Cash flow to interest bearing loans ratio: Interest-bearing liabilities / operating cash flow

Interest coverage ratio: Operating cash flow / interest payments

※ These indices are calculated based on consolidated financial figures.

※ Market capitalization is calculated on closing share price at end of term x outstanding shares (excluding treasury stock) at end of term

※ For cash flow, we used "Cash flow from operating activities" from the consolidated cash flow statements.

Interest-bearing liabilities include all liabilities on the balance sheets that incur interest. For the interest payments, we used the "Interest paid" on the consolidated cash flow statement.

4 Basic Policy for Profit Distribution and Dividends for This Term and Next Term

For our shareholders with their good understanding of machine tools, a typical capital good that supports manufacturing throughout the world, we shall work to increase our corporate value. The base dividend (minimum level of dividend) is decided based on a dividend on equity ratio (DOE) of 3%, and if certain business results are obtained, we shall add a return of profit that is based on those results to the base dividend to attain a dividend payout ratio of 30% or higher. On an intermediate and long term basis, we aim to increase the base dividend.

Internally retained funds shall be used for the enhancement of production equipment and development investment focusing on new core products and new technology, with the aim of strengthening market competitiveness. For the March 2008 term, the mid-term dividend is 25 yen and the end of term dividend is 25 yen for a yearly total of 50 yen per share. For the March 2009 term, we are planning a mid-term dividend of 25 yen and an end of term dividend of 25 yen for a yearly total of 50 yen per share.

5 Business risks

The following factors may have major influences on investors' judgements.

Predictions concerning the future in this material are based on the information available to the Mori Seiki Group at the end of consolidated Fiscal Year 2007

(1)Economic conditions in major markets (Japan, Americas, Europe, Asia, etc.)

The Mori Seiki Group's sales by region for this Fiscal Year were: Japan 37.9%, Americas20.8%, Europe 28.7%, Asia Oceania12.6%. If demand for the sale and supply of Mori Seiki Group products and services declined in any of these regions, this could have a negative effect on the Mori Seiki Group's business results.

(2)Sudden changes in demand for investment in plant and equipment

The machine tool industry is traditionally said to be susceptible to fluctuations in economic conditions, but the economic development in Asia and the rise of the markets for BRICs and central Europa means that a good balance is emerging between the regional machine tool markets in Japan, the Americas, Europe and Asia , and new regions. For this reason, we believe that change to demands of our products will be less volatile in the future. However, if for whatever reason demand for investment in plant and equipment fell simultaneously in Japan, the Americas, Europe, Asia , and new regions this could have a negative effect on the Mori Seiki Group's business results.

(3)Dramatic changes in the exchange rates of the US$ or the Euro against the yen

Mori Seiki Group's operations, business results and financial condition are affected by fluctuations in exchange rates. These fluctuations could influence the value of assets and liabilities resulting from Mori Seiki Group's global transactions, which would be converted into Japanese Yen. Currency fluctuation could also affect the prices and amount of sales of products and services which are sold in foreign currencies. In order to mitigate these problems, we have been working on increasing our sales ratio in Europe and in Asia, and achieving balance between yen-denominated transactions in Japan and Asia, US$-denominated transactions in the USA and Euro-denominated transactions in Europe. In spite of these efforts, fluctuations in the exchange rates could still have a negative effect on the Mori Seiki Group's operations, business results and financial condition.

(4)Dramatic changes in the costs of natural resources or raw materials

Mori Seiki Group's policy is to adequately raise prices of our products in response to increases in cost of raw materials. Sudden, unforeseen increase of material costs over our assumption could still have a negative effect on the Group's business results.

(5)Risks concerning export controls

Significant changes to the regulations and laws among countries and regions into which the Mori Seiki Group is expanding could have an effect on the Group's operations, business results and financial conditions. Machine tools, which are Mori Seiki Group's core business, are classified as strategic goods, and are subject to regulations under the framework of international export controls. If regulations concerning strategic goods are tightened in response to changes in the international situations, this could have a negative effect on the Mori Seiki Group's operations, business results and financial condition.

Outline of the Mori Seiki group

The group consists of Mori Seiki Co., Ltd, 33 consolidated subsidiaries, and 6 affiliated companies. The group's principal activities are the manufacture and sale of machine tools (machining centers, CNC lathes, and other finished products), and insurance agency.

The structure of the group is shown in the diagram.



Domestic Manufacture
○ Mori Seiki Techno, Ltd.
○ Mori Seiki High Precision achiningLaboratory,
○ Akishino Mold Laboratory Ltd.
Insurance agency
※ Mori Seiki Kosan, Ltd.
Domestic Manufacture
◇ Watanabe Seikosho Co., Ltd.
Development and sale of machine tool software
○ Digital Technology Laboratory Corporation
Products Parts
Products Parts
Service
Parts
Service
Sale and Manufacture
Mori Seiki Co., Ltd.
Parts
Products Parts
Overseas Sale and Manufacture
○ Mori Seiki International Sa
※ TOBLR S.A.S
Products Parts
Products Parts
Domestic Sale and Manufacture
○ Taiyo Koki Co., Ltd.
Products Parts
Domestic Sale and Manufacture
○ Mori Seiki Trading, Ltd.
Products Parts
Overseas Sale
○ Mori Seiki U.S.A., INC.
○ Mori Seiki G.m.b.H.
○ Mori Seiki (UK) LTD.
○ Mori Seiki FRANCE S.A
○ Mori Seiki ITALIANA S.R.L
○ Mori Seiki ESPANA S.A
○ Mori Seiki SINGAPORE PTE LTD
○ Mori Seiki (Taiwan) CO., Ltd.
○ Mori Seiki BRASIL LTDA
○ Mori Seiki HONG KONG LTD.
○ Mori Seiki MEXICO, S.A DE C.V.
○ Mori Seiki (THAILAND) CO., LTD.
○ Mori Seiki (Shanghai) Co., Ltd.
○ Mori Seiki KOREA CO., LTD.
○ PT. Mori Seiki INDONESIA
○ Mori Seiki AUSTRALIA PTY LIMITED
○ MS SYFRAMO S.A.S.
※ Mori Seiki TECHNO G.m.b.H.
○ Mori Seiki India Private LTD.
◇ Mori Seiki MOSCOW LCC
○ Mori Seiki MANUFACTURING (THAILAND) CO.,LTD
○ Mori Seiki Istanbul Makita San.ve Tic. Ltd. Sti.
Products Parts
Products
Products Parts
Products Parts
Products Parts
Customers
○: Consolidated subsidiaries
※: Non-consolidated subsidiaries
◇: Equity-method affiliates

The business activities of the group's consolidated subsidiaries, non-consolidated subsidiaries, and affiliated companies is shown below.

Consolidated subsidiaries

Sale of machine tools (machining centers, CNC lathes, and other finished products)

Mori Seiki U.S.A., INC., Mori Seiki G.m.b.H., Mori Seiki (UK) LTD., Mori Seiki FRANCE S.A., Mori Seiki ITALIANA S.R.L., Mori Seiki ESPANA S.A., Mori Seiki SINGAPORE PTE LTD, Mori Seiki (Taiwan) Co., Ltd., Mori Seiki BRASIL LTDA., Mori Seiki HONG KONG LTD., Mori Seiki MEXICO, S.A. DE C.V.,

Mori Seiki (THAILAND) CO., LTD., Mori Seiki (Shanghai) Co., Ltd., Mori Seiki KOREA CO., LTD., PT. Mori Seiki INDONESIA, Mori Seiki AUSTRALIA PTY

LIMITED, MS SYFRAMO S.A.S.,

Mori Seiki India Privat LTD. , Mori Seiki Istanbul Makita San.ve Tic. Ltd. Sti.,

Mori Seiki Trading, Ltd.

Development and sale of machine tool software

Digital Technology Laboratory Corporation

Manufacture and sale of grinders and other finished products

Taiyo Koki Co., Ltd.

Overhaul of used machine tools

Mori Seiki Techno, Ltd.

Manufacture and sale of auto parts, metal mold components, and machine tools components

Mori Seiki High Precision Machining Laboratory, Ltd.

Sales of machining centers, Jig borer, and other finished products

Mori Seiki International SA

Non-consolidated subsidiaries

Sale of machine tools (machining centers, CNC lathes, and other finished products)

Mori Seiki TECHNO G.m.b.H., Mori Seik MANUFACTURING (THAILAND) CO.,LTD.

manufacture and sale of machine tool peripherals

TOBLER S.A.S.

Design, manufacture and sale of Mold Laboratory

Akishino Mold Laboratory Ltd.

Insurance agency

Mori Seiki Kosan, Ltd.

Other Non-consolidated subsidiaries

Equity-method affiliates

Manufacture and sale of cast products, processed machine tools, and other finished products

Watanabe Seikosho Co., Ltd.

Sale of machine tools (machining centers, CNC lathes, and other finished products)

Mori Seiki Moscow LLC

Non-equity method affiliates

Import of machineries sale for synthetic resin , fiber production

ITOCHU Plamac Corporation and three others

Business Plan

1. Mori Seiki's basic management policy

As a machine tool manufacturer, Mori Seiki Group strives to achieve its basic management policy, which is "to provide customers with innovative, accurate and trouble-free machines with excellent service and at competitive prices." We are aiming to become Global One in numerically controlled lathes, machining centers, multi-axis machines and grinding machines.

2. Target performance indicators

Mori Seiki Group purposes to become the number one company among the global machine tool industry by building a solid corporate structure, and responding quickly to the rapidly changing business environment and market trends. We believe that improving our profit margin is essential in achieving our pursuit. Our Group's target is to constantly achieve a consolidated operating income to sales ratio 10% or more, and we strive to improve both corporate value and shareholder profits.

3. Intermediate and Long Term Business Strategy

Our group is advancing the "PQR555" second intermediate-term business plan to be implemented during the three years from 2008 to 2010. Our basic policy is "Growth shall be maintained through stable growth in mature markets and aggressive expansion of share in emerging markets. A global business system shall be established based on a pursuit of high standards of talent, quality, and risk management. Through these efforts, we aim to become Global One." Regarding "PQR555","P" stands for "People", "Q" for "Quality", "R" for "Risk Management", and "555"are our target numbers. In "PQR555", by providing "first-class customers" with "first-class products" and by having "first-class employees" provide "first-class service", we have established the three goals below based on the vision of becoming "Global One".

(1)Maintaining Growth

For consolidated sales, our goal is a 15% share of the total value of machine tool orders as reported by the Japan Machine Tools Builder's Association.

While pursuing stable growth in the mature markets of Japan, Europe, and the Americas, our goal for annual growth in rapidly growing emerging markets such as BRICs is 25%. We will also work to expand our share of strategic industries such as the automotive industry, aeronautical industry, energy industry, and precision machinery industry.

For this purpose, we will develop new models centering on large machines and aggressively bring these models to market. We are building new buildings including the Machining Plant and the Assembly Plant for large machines in the Iga Campus, and are strengthening our production capacity. We will open new Application Centers and Technical Centers in emerging markets and strengthen our marketing activities.

(2)Strengthening Profitability

To further increase profitability, we shall pursue reductions of prime cost and sales management expenses, aiming for a consolidated cost of sales ratio of 55% and selling, general and administrative expenses ratio of 25%.

To achieve these goals, we shall work to reduce prime cost at the design stage, as well as increase production efficiency and physical distribution efficiency. We shall establish targets for each of these expenses and implement results-based budget management in order to reach the target numbers indicated above.

(3)Establishing a Global Management Quality

We will build a system to attain the goals of "PQR555" by hiring talented people and putting increased resources into employee education in order to develop talent that can work effectively on a global stage.

Regarding quality, to further our pursuit of high-precision, high-efficiency machining, we will set detailed precision goals for all models and make meticulous improvements to increase customer satisfaction.

Regarding risk management, we shall emphasize strict observance of laws and regulations, strengthen safety and health activities, strengthen trade control for security, and work to thoroughly implement our internal system for financial reporting and management. Through these efforts, we shall establish a global quality of business.

4. Issues

With soaring crude oil and raw material prices, currency fluctuation risk, and intensifying competition, the economic climate surrounding our group grows more and more difficult.

Steady progress has been made toward the goals of our first intermediate-term business plan"Mori-568PLAN", however, this has been helped by strong orders and a weak yen. In our "PQR555" second intermediate-term business plan to be implemented during the three years from 2008 to 2010, we will work to build a stronger corporate structure that is capable of achieving our business targets regardless of order conditions and the exchange rate.

(1)Product Quality

We recognize that the biggest risk of betraying customer expectations and damaging our business comes from product quality problems. We focus on product quality in all of the ways in which it relates to products and the customer, from development and manufacturing to sales and service, and strive to increase customer satisfaction. With regard to service in particular, our Iga and Chiba Service Centers handle service calls and provide customer support in Japan 24/7, 365 days a year. Beginning last year, we increased our service parts stock so as to maintain a rate of dispatch of 95% within 24 hours of order reception, and by means of this we aim to further strengthen our world-leading high-speed maintenance system based on our Service Centers, Technical Centers, and Parts Centers inside and outside Japan. To further increase customer satisfaction, we extended our product warranty period from one year to two years in April of 2007. Our group will continue to implement key policies to improve product quality in the future.

(2)Trade Control for Security

In recent years international concern about the spread of weapons of mass destruction and past stockpiling of conventional weapons has grown more acute. Our group has established internal rules (a compliance program) for compliance with export laws and regulations, and is strictly applying these rules. In order to prevent non-permitted exportation, our company is leading the industry in equipping our equipment with a detector that disables the equipment if it detects that the equipment has been moved from the original installation site. We will continue to treat trade control for security as a critical issue.

(3)Internal Control System

In June of 2006, the Financial Trade Act (J-SOX Act) was passed. Beginning in March, 2009, this law requires that listed companies evaluate their internal control system for financial reporting. In view of the importance of reliable financial reporting, our company, prior to the enactment of the act, created a team within the auditing office that focuses exclusively on building an internal control system, and we will be ready to place the system in operation in April of 2009.

(4)Compliance

In the area of compliance, it is important to elevate compliance awareness on the part of all managers and employees. Our managers have explained the importance of compliance to all employees, set compliance policies, created a compliance hotline, and conducted education and training programs. Our Internal Auditing Department has put in place a system for monitoring law and regulation compliance.

The population of the Earth is expected to grow from 6.5 billion people to 9.0 billion people. This will lead to a growth of social levels that seek an improved quality of life, which will in turn cause an increased demand for higher quality industrial products. We can therefore expect an increasing demand for the machine tools that are used to make these products. We plan to expand our sales bases and staff in all parts of the world, strengthen our service system, and work to reach an even higher level of customer satisfaction. Our goal is to become Global One.

Consolidated financial statement

Consolidated balance sheets

Bracket	Note No.	Previous consolidated fiscal year(A) (March 31 ,2007) Amount(million yen)		Percentage of total (%)	Current consolidated fiscal year(B) (March 31 ,2008) Amount(million yen)		Percentage of total (%)	Change(B-A) Amount (million yen)
(Assets)								
I Current Assets								
1 Cash and deposit			29,959			17,984		
2 Notes and account receivable	※5		32,916			38,427		
3 Inventories			29,904			38,744		
4 Deferred income taxes			1,881			3,280		
5 Consumption tax receivable			610			711		
6 Other			2,704			2,953		
7 Allowance for doubtful receivables			△281			△126		
Total current assets			97,694	57.8		101,976	58.5	4,281
II Fixed assets								
1 Property ,plant and equipment	※1							
(1) Buildings and structure			23,067			25,448		
(2) Machinery ,equipment and vehicles			7,004			8,152		
(3) Land	※4		15,533			15,165		
(4) Construction in progress			82			1,131		
(5) Other			3,721			3,911		
Total property ,plant and equipment			49,409	29.2		53,808	30.9	4,399
2 Intangible fixed assets								
(1) Represent goodwill			1,773			1,012		
(2) Other			2,319			3,427		
Total Intangible fixed assets			4,092	2.4		4,439	2.5	347
3 Investments and other assets								
(1) Investment in securities	※3		15,709			11,541		
(2)Long-term prepaid expenses			159			401		
(3) Deferred income taxes			165			1,115		
(4) Other	※3		1,804			987		
(5)Allowancefor doubtful receivables			△1			—		
Total investments and other assets			17,837	10.6		14,045	8.1	△3,792
Total fixed assets			71,340	42.2		72,294	41.5	954
Total assets			169,034	100.0		174,270	100.0	5,235

		Previous consolidated fiscal year (A) (March 31,2007)			Current consolidated fiscal year (B) (March 31,2008)			Change (B-A)
Bracket	Note No.	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)	Amount (million yen)
(Liabilities)								
I Current liabilities								
1 Account payable			11,612			11,517		
2 Short-term loans			1,500			696		
3 Other accounts payable			6,786			6,962		
4 Accrued expenses			476			637		
5 Advances received			1,398			1,637		
6 Accrued income taxes			4,982			11,623		
7 Accrued consumption taxes			48			42		
8 Deferred tax liabilities			164			79		
9 Provision for product warranties			810			1,555		
10 Allowance for executive bonuses			158			163		
11 Other			3,166			2,237		
Total current liabilities			31,104	18.4		37,151	21.3	6,047
II Long-term liabilities								
1 Bonds with warrant attached			3,920			2,583		
2 Long-term debt			430			431		
3 Deferred tax liabilities			844			643		
4 Deferred tax liablities on reserve for land revaluation	※4		1,699			1,699		
Total long-term liabilities			6,894	4.1		5,357	3.1	△1,537
Total liabilities			37,998	22.5		42,508	24.4	4,510

Bracket	Note No.	Previous consolidated fiscal year (A) (March 31,2007) Amount (million yen)		Percentage of total (%)	Current consolidated fiscal year (B) (March 31,2008) Amount (million yen)		Percentage of total (%)	Change (B-A) Amount (million yen)
(Net worth)								
I Shareholders'equity								
1 Common stock			32,022			32,698		
2 Capital surplus			45,328			45,429		
3 Retained earnings			53,985			56,750		
4 Treasury stock			△5,368			△4,768		
Total shareholders'equity			125,968	74.5		130,109	74.6	4,141
Ⅱ Adjustment gaines and losses								
1 Net unrealized holding gain on securities			4,559			1,570		
2 Deferred hedge profits			△1,341			△1,026		
3 Reserve for land revaluation	※4		1,545			1,545		
4 Translation adjustment			△240			△1,984		
Total adjustment gaines and losses			4,522	2.7		104	0.1	△4,417
Ⅲ Warrant			—	—		369	0.2	369
Ⅳ Minority interests			545	0.3		1,177	0.7	631
Total net worth			131,036	77.5		131,761	75.6	724
Total liabilities,net worth			169,034	100.0		174,270	100.0	5,235

Bracket	Note No.	Previous consolidated fiscal year (A) (April 1,2007 to March 31,2008) Amount (million yen)		Percentage of total (%)	Current consolidated fiscal year (B) (April 1,2007 to March 31,2008) Amount (million yen)		Percentage of total (%)	Change (B-A) Amount (million yen)
I Net sales			172,262	100.0		202,260	100.0	29,998
II Cost of sales			102,312	59.4		116,198	57.4	13,885
Gross profit			69,949	40.6		86,062	42.6	16,112
III Selling,general and administrative expences	※1,2		44,906	26.1		54,759	27.1	9,853
Operating income			25,043	14.5		31,302	15.5	6,259
IV Non-operating income								
1 Interest income		133			189			
2 Dividend income		107			216			
3 Equity method income		45			60			
4 Other		235	522	0.3	395	860	0.4	338
V Non-operating expenses								
1 Interest expense		47			27			
2 Foreign exchange loss		339			3,088			
3 Fees and commissions		218			83			
4 Bond redemption expense		54			13			
5 Other		187	848	0.5	285	3,498	1.7	2,649
Ordinary income			24,716	14.3		28,665	14.2	3,948
VI Extraordinary income								
1 Gain on sale of fixed assets	※3	57			68			
2 Gain on sale of investments and other assets		5			—			
3 Reversal of allowance for doubtful accounts		37			94			
4 Gain on variable equity		—	101	0.1	182	346	0.2	244
VII Extraordinary expenses								
1 Loss on sale of fixed assets	※4	185			220			
2 Loss on disposal of fixed assets	※5	155			350			
3 Loss on inventory disposal	※6	4,209			190			
4 Loss on devaluation of investments in securities		201			541			
5 Loss on devaluation of investments and other assets		6			—			
6 Allowance for provision for product warranties in the past fiscal year		657	5,415	3.1	—	1,303	0.7	△4,112
Income before income taxes			19,403	11.3		27,708	13.7	8,305
Income taxes		5,308			12,895			

Income taxes in the past fiscal year		—			253			
Income taxes-deferred		△2,202	3,105	1.8	△1,591	11,556	5.7	8,450
Minority interests in net income			△102	△0.1		△176	△0.1	△73
Net income			16,194	9.4		15,975	7.9	△219

Consolicated Statement of changes in stockholders equity

Current consolidated fiscal year (April 1,2006 to March 31,2007)

	Owners'equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock at Cost	Total owners' equity
Balance as of year March 31 2006 (million yen)	29,285	42,529	49,645	△3,867	117,593
Amount of changes in the fiscal year					
Issue of new stock	2,736	2,730			5,466
Dividends of retained earnings			△3,677		△3,677
Dividends of retained earnings (Medium dividends)			△1,852		△1,852
Bonuses to directors			△142		△142
Net income			16,194		16,194
Purchase of Treasury stock				△2,564	△2,564
Disposal of Treasury stock		69		1,062	1,132
Reversal of reserve for land revaluation			△6,181		△6,181
Net amount of changes in the fiscal year other than owners'equity					—
Total amount of changes in the fiscal year	2,736	2,799	4,340	△1,501	8,375
Balance as of March 31,2007 (million yen)	32,022	45,328	53,985	△5,368	125,968

	Adjustment gains and losses					Minority Interests	Total of Net Income
	Net unrealized gains and losses on securities	Income of deferral hedge	Reserve for land revaluation	Translation adjustment	Total of Net worth		
Balance as of year March 31 2006 (million yen)	4,576	—	△4,636	△1,186	△1,246	425	116,772
Amount of changes in the fiscal year							
Issue of new stock							5,466
Dividends of retained earnings							△3,677
Dividends of retained earnings (Medium dividends)							△1,852
Bonuses to directors							△142
Net income							16,194
Purchase of Treasury stock							△2,564
Disposal of Treasury stock							1,132
Reversal of reserve for land revaluation							△6,181
Net amount of changes in the fiscal year other than owners'equity	△16	△1,341	6,181	945	5,768	120	5,888
Total amount of changes in the fiscal year	△16	△1,341	6,181	945	5,768	120	14,263
Balance as of March 31,2007 (million yen)	4,559	△1,341	1,545	△240	4,522	545	131,036

Current consolidated fiscal year (April 1,2007 to March 31,2008)

	Owners'equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock at Cost	Total owners' equity
Balance as of year March 31 2007(million yen)	32,022	45,328	53,985	△5,368	125,968
Amount of changes in the fiscal year					
Issue of new stock	676	674			1,350
Dividends of retained earnings			△2,305		△2,305
Dividends of retained earnings (Medium dividends)			△2,436		△2,436
Net income			15,975		15,975
Purchase of Treasury stock				△10,292	△10,292
Disposal of Treasury stock		△163		2,205	2,042
Extinguishment of Treasury stock		△410	△8,276	8,687	—
The amount of earned surpluses decrease with the new connection			△143		△143
The amount of earned surpluses decrease with the connection exclusion			△48		△48
Net amount of changes in the fiscal year other than owners'equity					—
Total amount of changes in the fiscal year	676	100	2,764	600	4,141
Balance as of March 31,2008 (million yen)	32,698	45,429	56,750	△4,768	130,109

	Adjustment gains and losses					share warrant	Minority Interests	Total of Net income
	Net unrealized gains and losses on securities	Income of deferral hedge	Reserve for land revaluation	Translation adjustment	Total of Net worth			
Balance as of year March 31 2007 (million yen)	4,559	△1,341	1,545	△240	4,522	—	545	131,036
Amount of changes in the fiscal year								
Issue of new stock								1,350
Dividends of retained earnings								△2,305
Dividends of retained earnings (Medium dividends)								△2,436
Net income								15,975
Purchase of Treasury stock								△10,292
Disposal of Treasury stock								2,042
Extinguishment of Treasury stock								—
The amount of earned surpluses decrease with the new connection								△143
The amount of earned surpluses decrease with the connection exclusion								△48
Net amount of changes in the fiscal year other than owners'equity	△2,988	314	—	△1,743	△4,417	369	631	△3,416
Total amount of changes in the fiscal year	△2,988	314	—	△1,743	△4,417	369	631	724
Balance as of March 31,2008 (million yen)	1,570	△1,026	1,545	△1,984	104	369	1,177	131,761

Consolidated Statement of Cash flows

		Previous consolidated fiscal year(A) (April 1, 2006 to March 31, 2007)	Current consolidated fiscal year(B) (April 1, 2007 to March 31, 2008)	Change (B-A)
Section	Note	Amount (million yen)	Amount (million yen)	amount (million yen)
I Cash flow from operating activities				
1 Income before income taxes and minority interests		19,403	27,708	
2 Depreciation and amortization		4,982	6,330	
3 Loss on sale of fixed assets		185	220	
4 Loss on disposal of fixed assets		155	350	
5 Loss on impairment of fixed assets		4,209	190	
6 Gain on sale of fixed assets		△57	△68	
7 Loss on devaluation of investments in securities		201	541	
8 Profit on sale of investments in other		△5	—	
9 Share change profit		—	△182	
10 Amortization of represent goodwill		703	798	
11 Stocks reward expense		—	369	
12 Equity method Income		△45	△60	
13 Loss on devaluation of investments in assets		6	—	
14 Increase in Bonuses to directors and statutory auditors		158	163	
15 Bond redemption expense		54	13	
16 Increase in allowance for doubtful receivables		△8	△158	
17 Increase in allowance of products warranty		810	722	
18 Interest and dividend income		△240	△405	
19 Interest expense		47	27	
20 Unrealized exchange gain		△845	800	
21 Increase in trade receivable		△1,789	△6,719	
22 Decrease (increase) in inventories		△5,681	△9,981	
23 Increase (decrease) in accounts payable		1,812	△303	
24 Decrease in uncollected consumption tax		△263	△101	
25 Increase (decrease) in unpaid consumption tax		7	△4	
26 Decrease in other accounts payable		2,227	187	
27 Bonuses to directors and statutory auditors		△142	△158	
28 Other		△836	△20	
Sub-total		25,048	20,261	
29 Interest and dividend income received		238	393	
30 Interest paid		△50	△34	
31 Income tax (paid) refunded		△1,741	△6,464	
Cash flow from operating activities		23,495	14,155	△9,339

		Previous consolidated fiscal year(A) (April 1, 2006 to March 31, 2007)	Current consolidated fiscal year(B) (April 1, 2007 to March 31, 2008)	Change (B-A)
Section	Note	Amount(million yen)	Amount(million yen)	Amount (million yen)
II Cash flow from investing activities				
1 Net change in fixed-term deposits		—	△68	
2 Increase in investments in securities		△1,535	△917	
3 Proceeds from sale of investment securities		△1,845	△1,444	
4 Increase in investment in a subsidiary and an affiliate companies		△57	—	
5 Acquisition of stock in consolidated subsidiaries due to change in consolidated group		11	—	
6 Increase in investment for affiliate companies		4,855	866	
7 Proceeds from adjustment for stock of affiliatecompanies		△5,936	△9,105	
8 Proceeds from sale of property, plant and equipment		△2,449	△2,090	
9 Purchase of property, plant and equipment		—	△307	
10 Purchase of loan for long-term advance		△969	—	
11 Other		△153	△386	
Cash flow from investing activities		△8,082	△13,454	△5,371
III Cash flow from financing activities				
1 Increase (decrease) in short-term bank loans		180	△804	
2 Proceeds from long-term debt		△10,208	—	
3 Proceeds from disposal of Treasury stock		1,132	2,042	
4 Purchase of Treasury stock		△2,563	△10,291	
5 Cash Dividend		△5,530	△4,721	
6 Proceed from minority interests		—	643	
Cash flow from financing activities		△16,989	△13,131	3,858
IV Effect of exchange rate changes on cash and cash equivalents		△46	△224	
V Increase (decrease) in cash and cash equivalents		△1,623	△12,653	
VI Cash and cash equivalents at beginning of the year		31,582	29,959	
VII Increase in cash and cash equivalents		—	613	
VIII Decrease in cash and cash equivalents		—	△2	
IX Cash and cash equivalents at end of the year		29,959	17,916	△12,042

	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (April 1, 2007to March 31, 2008)
1 Scope of consolidated group (1) Consolidated subsidiaries	23 consolidated subsidiaries Names of principal consolidated subsidiaries: Omitted due to inclusion in the description of the outline of Mori Seiki group above. Consolidated subsidiaries Mori Seiki DIATRIBUTOR SERVICES,INC, and Mori Seiki MID-AMERICAN SALES INC.are omitted from the consolidated accounts due to their assimilation by Mori selki U.S.A.INC. (DISTRIBUTOR is 01/04/2006, MID-AMERICAN is 01/07/2006)	23 consolidated subsidiaries Names of principal consolidated subsidiaries: Omitted due to inclusion in the description of the outline of Mori Seiki group above Mori Seiki INTERNATIONAL is SA omitted from the consolidated accounts due to importance.(01/04/2007) Mori Seiki India Private LTD. and Mori Seiki IstanbulMakina, San VeTic. Ltd. Sti. are omitted from the consolidated accounts due .Mori Seiki are omitted from the consolidated accounts due to importance. (31/03/2007)
(2) Non-consolidated subsidiaries	Non-consolidated subsidiary names Mori Seiki INTERNATIONAL, SA. Mori Seiki TECHNO G.m.b.H. AKISHINO KANAGATA institute. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Reasons for exclusion from consolidated group All six non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the consolidated financial statements.	Non-consolidated subsidiary names Mori Seiki TECHNO G.m.b.H. AKISHINO KANAGATA institute. Mori Seiki Kosan, Ltd. Mori Seiki MANUFACTURING (THAILAND) CO., LTD. TOBLER S.A.S.and 3others. Reasons for exclusion from consolidated group All eight non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the consolidated financial statements.
2 Associated companies (1) Associated companies to which equity method applies Company name	(one company) Watanabe Seiko's Co., Ltd.	(TWO companies) Watanabe Seiko's Co., Ltd. Mori Seiki MOSCOW, LLC. Mori Seiki MOSCOW, LLC. i s significant for the consolidated financial statements.
(2) Non-consolidated subsidiaries and affiliated companies not accounted by the equity method	Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries MoriSeikiINTERNATIONAL,SA. Mori Seiki TECHNO G.m.b.H AKISHINO KANAGATA institute Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Affiliated companies Mori Seiki MOSCOW, LLC. and 4others. Reason for non-application of the equity method All six non-consolidated subsidiaries and affiliates are small in scale. Their consolidated net income and retained earnings are not significant for the consolidated financial statements are not important for the overall group.	Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries Mori Seiki TECHNO G.m.b.H AKISHINO KANAGATA institute Mori Seiki Kosan, Ltd. Mori Seiki MANUFACTURING (THAILAND) CO., LTD. TOBLER S.A.S.and 3others. Affiliated companies ITOCHU Plamac Corporation and 3others. Reason for non-application of the equity method Unchanged

	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (April 1, 2007to March 31, 2008)
3 Fiscal year end of consolidated subsidiaries	Four consolidated subsidiaries have end-December fiscal year-ends, and 19 have end-March year-ends. Consolidated subsidiaries with end-December year-ends are reported based on pro-forma financial statements as of the consolidated close of accounts.	Five consolidated subsidiaries have end-December fiscal year-ends, and 20 have end-March year-ends. Consolidated subsidiaries with end-December year-ends are reported based on pro-forma financial statements as of the consolidated close of accounts.
4 Summary of significant accounting policies (1) Assets ① securities	Other investments in securities Securities with determinable market value Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Securities without determinable market value ......Stated at cost using the moving average method	Other investments in securities Unchanged Securities without determinable market value ......The cost of securities sold is determined based on the moving-average method
② Inventories ③ Net liabilities resulting from derivatives transactions (2) Depreciation ① Property, plant and equipment	Merchandise / Finished goods / Work-in-process Stated principally at cost using the average method for domestic consolidated subsidiaries. Stated principally on the first-in, first-out method for overseas consolidated subsidiaries. Raw materials ......Stated at cost using the moving average method Supplies......Stated at cost using the last purchase price method Stated at market value. Declining balance method, although the straight line method is used for overseas consolidated subsidiaries. Buildings acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures: 7 to 50 years Machinery, equipment and vehicles: 2 to 17 years	Unchanged Unchanged Declining balance method , although the straight line method is used for overseas interim consolidated subsidiaries. Building acquired after April 1 , 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures : 7 to 50 years Machinery, equipment and vehicles : 2 to 17 years (Changes in accounting) We have changed our depreciation procedure based on an amendment in corporation tax law (partial amendment in income tax law No.6 dated March 30,2007 and partial amendment in income tax law enforcement order No.83 dated March 30 2007) fo the tangible assets acquired on and after April 1,2007. The impact of the change is to reduce consolidated gross profit by 211 million yen, and operating income, ordinary income, and net income before taxes by 231 million ye n. The impact on individual segments is noted as relevant. (Additional information) As for tangible assets acquired on and before March 31, 2007 are equally depreciated over 5 years from the year after tangible assets are thoroughly depreciated to the limits of depreciable amount. The impact of the change is to reduce consolidated gross profit by 200 million yen, and operating income, ordinary income, and net income before taxes by 204 million yen. The impact on individual segments is noted as relevant.

	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (April 1, 2007to March 31, 2008)
② Intangible fixed assets	Straight line method However, goodwill are calculated by the straight line method over 5-10 years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years)	Unchanged
(3) Standard for inclusion of reserves		
①Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.	Unchanged
②provision for product warranty	The Company recorded provision for product warranty based on ratio of actual payment against sales in the past in preparance for its payment for a priod of charge-free warranty on products.	Unchanged
③provision for directors' bonus	The company recorded provision for directors' bonus based on an estimated payment amount inpreparance for its payment.	Unchanged
(4) Conversion of foreign currency-denominated assets and liabilities of consolidated group companies	Foreign currency-denominated receivables and payables of consolidated group companies are translated into yen at the fiscal year end rates. Gain or loss resulting from such translation adjustments is created or charged to net asset as incurred. Foreign currency-denominated assets and liabilities of overseas consolidated subsidiaries are translated into yen at the fiscal year end rates. Revenues and costs are translated into yen at the average exchange rate during the term, and the difference is included as foreign currency statements translation adjustments in the minority interests and shareholders' equity sections of the balance sheets.	Unchanged
(5) Method of accounting for major lease transactions	Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases in the case of domestic subsidiaries. Leases at overseas consolidated subsidiaries are accounted for as normal transactions.	Unchanged
(6) Hedge accounting ①hedge accounting	The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.	Unchanged
②Items to be hedged, and methodology	Hedge methodology...Foreign exchange hedges Items hedged...Foreign urrency-denominated transactions	Unchanged
③Hedging policy	In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.	Unchanged
④Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument	Unchanged
(7) Other significant issues Consumption tax	Sales are included net of consumption tax.	Unchanged
5 Assets and liabilities of consolidated subsidiaries	Assets and liabilities of consolidated subsidiaries are stated at market value.	Unchanged
6 Amortization of goodwill and negative goodwill	Amortization of goodwill and negative goodwill is on a straight line basis over five – ten years.	Unchanged
7 Definition of current assets in the consolidated Statement of Cashflows	Current assets are defined as cash in hand, immediately redeemable deposits, and other deposits that can be easily converted into cash, as well as short-term investments with redemption dates within three months of the date of acquisition, and which entail only minimal risk of price change.	Unchanged

Change in Accounting

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Current consolidated fiscal yea (April 1, 2007 to March 31, 2008)
(Accrued warranty cost) Repair cost of manufactured goods under charge-free guarantee had been recording as expense traditionally when we make payment. But from the current fiscal year, this method is changed to posting accrued warranty cost based on ratio of defrayment against sales of the past. This change is to improve "periodic accounting of profit and loss" by matching repair cost of change-free guarantee and income at the time of delivery because the importance of management of this cost is increasing. 153 million yen of the provision of the reserve for current consolidated fiscal accounting year is posted as general administrative and selling expenses and 657 million yen of the past fiscal year is posted as extraordinary charge with this change. Compared to traditional standard, "operating profit" and "current profits" decrease 153 million yen and "income before income taxes and others" diminish 810 million yen. Meanwhile, the effect on the segment information is described in corresponding section.	―――
(Accounting standards regarding indication of net assets of balance sheet) "Accounting standards regarding indication of net assets of balance sheet" (Administration of financial accounting standards 9th DEC.2005 financial accounting standards Article 5) and "Application guideline of accounting standards regarding indication of net assets of balance sheet" (Administration of financial accounting standards 9th DEC. 2005 application guideline of financial accounting standards Article 8) apply to accounting standards from current consolidated fiscal year. There is no impact to profit and loss by this application. Meanwhile, amount of the equivalent of traditional "equity section" is 131,832million yen. Consolidate financial statement of current consolidated fiscal year is made by rule of revised consolidate financial statement.	―――
(Accounting standards regarding board members' bonus) "Accounting standards regarding board members' bonus"(Administration of financial accounting standards 29th NOV. 2005 financial accounting standards Article 4") apply to accounting standards from current consolidated fiscal year. With this changes, operating profit, current profits and net income before taxes and other adjustments decrease 158 million yen, compared established standard. Meanwhile, the effect on the segment information is described in corresponding section.	―――

Change of display method

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Current consolidated fiscal yea (April 1, 2007 to March 31, 2008)
(consolidated balance sheet) Consolidated adjustment account of "goodwill" and "other" of intangible fixed asset in preceding consolidated fiscal year are described as "represent goodwill" from current consolidated fiscal year.	―――
(consolidated statement of cash flows) "Amortization of goodwill " of "Amortization of consolidation account adjustment" and "Depreciation" in preceding consolidated fiscal year are described "Amortization of represent goodwill" from current consolidated fiscal year.	―――

Notes

(Consolidated balance sheets)

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Current consolidated fiscal yea (April 1, 2007 to March 31, 2008)
※1 Cumulative depreciation of property, plant and equipment 68,593 million yen	※1 Cumulative depreciation of property, plant and equipment 71,138 million yen
2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 346 others) 2,458 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 389 others) 2,339 million yen
※3 Notes related to non-consolidated subsidiaries and Affiliated companies Investments in securities (stock) 3,016 million yen Investments and other assets Other (capital) 137 million yen	※3 Notes related to non-consolidated subsidiaries and Affiliated companies Investments in securities (stock) 2,744 million yen Investments and other assets Other (capital) 145 million yen
※4 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as component of shareholders' equity, 'reserve for land revaluation', andthe applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,699 million yen is included as part of liabilities and, and a negative 1,545 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation △3,089 million yen	※4 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,699 million yen is included as part of liabilities and, and a negative 1,545 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation △2,661 million yen
※5 The accounting treatment of the bill that receives the date on the day of the end of the term does the settlement processing on the clearing day. In addition, since this last day of a consolidated-financial-accounting fiscal year was a holiday of the financial institution, the following terminal date matured bill is contained in the term-end balance. A bill receivable 117 million yen	――
6 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 30,000 million yen Borrowed — Balance 30,000 million yen	6 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 40,000 million yen Borrowed — Balance 40,000 million yen 7 Commitment line agreement A domestic consolidated company has signed commitment line agreements with two banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 12,000 million yen Borrowed 696 million yen Balance 504 million yen

(Consolidated Statements of income)

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)		Current consolidated fiscal yea (April 1, 2007 to March 31, 2008)	
※1 Principal items of selling expenses and general administrative expenses		※1 Principal items of selling expenses and general administrative expenses	
Freight	7,851 million yen	Freight	9,503 million yen
Sales promotion expenses	4,634 million yen	Sales promotion expenses	4,893 million yen
Salaries and bonuses	11,185 million yen	Salaries and bonuses	13,307 million yen
Retirement benefits	310 million yen	Retirement benefits	336 million yen
Depreciation	1,642 million yen	Depreciation	2,131 million yen
Amortization of represent goodwill	703 million yen	Amortization of represent goodwill	798 million yen
Fees and commissions	2,616 million yen	Fees and commissions	4,441 million yen
Research and development expenses	3,553 million yen	Research and development expenses	4,550 million yen
Accrued warranty cost	153 million yen	Accrued warranty cost	736 million yen
Director bonus reserve fund transfer	158 million yen	Director bonus reserve fund transfer	163 million yen
※2 Total research and development expenses (general administrative expense)	3,553 million yen	※2 Total research and development expenses (general administrative expense)	4,550 million yen
※3 Gain on sale of fixed assets (breakdown)		※3 Gain on sale of fixed assets (breakdown)	
Buildings and structures	47 million yen	Machinery, equipment and vehicles	59 million yen
Machinery, equipment and vehicles	8 million yen	Land	8 million yen
Other (furniture and equipment)	1 million yen	Soft ware	0 million yen
Total	57 million yen	Other (furniture and equipment)	0 million yen
		Total	68 million yen
※4 Loss on sale of fixed assets (breakdown)		※4 Loss on sale of fixed assets (breakdown)	
Buildings and structures	140 million yen	Machinery, equipment and vehicles	11 million yen
Machinery, equipment and vehicles	4 million yen	Land	207 million yen
Land	38million yen	Other (furniture and equipment)	1 million yen
Other (furniture and equipment)	1 million yen	Total	220 million yen
Total	185 million yen		
※5 Loss on retirement of fixed assets		※5 Loss on retirement of fixed assets	
Buildings and structures	70 million yen	Buildings and structures	122 million yen
Machinery, equipment and vehicles	20 million yen	Machinery, equipment and vehicles	74 million yen
Soft ware	44 million yen	Soft ware	46 million yen
Other (furniture and equipment)	19 million yen	Other (furniture and equipment)	107 million yen
Total	155 million yen	Total	350 million yen

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Current consolidated fiscal yea (April 1, 2007 to March 31, 2008)

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)

※6 Impairment losses

The Company recognized the following impairment losses

Use	Type	Location	Value Millions of yen
Seles Office 30 places	Building	Yokohama, Yokohama Oonojyo,Hukuoka	1,283
	Land		2,018
Company house · Domitory 4 places	Building	Chiba,Chiba Nara,Nara Yamatokooriyama,Nara Sagamihara ,Kanagawa	153
	Land		233
Idle 2places	Land	Ikoma, Nara Eniwa, Hokkaido	520
Total			4,209

(Background)

The Company used the land and the building use as sales office and so on.The decision of sell off these assets in the current fiscal year, the Company recognizes the impairment of their value.These assets has been sold off at September 27,2006.

(Grouping)

Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned.

(Recoverable amounts in the calculation)

Recoverable amounts are measured at the assumed selling price.

Current consolidated fiscal yea (April 1, 2007 to March 31, 2008)

※6 Impairment losses

The Company recognized the following impairment losses

Use	Type	Location	Value Millions of yen
Office Of Taiwan moriseiki	Building	Taipei,Taiwan	113
	Land		76
Total			190

(Background)

The Company used the land and the building use as Taiwan moriseiki. The decision of sell off these assets in the current fiscal year, the Company recognizes the impairment of their value.

(Grouping)

Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned.

(Recoverable amounts in the calculation)

Recoverable amounts are measured at the appraisal of real estate agreed value price.

(Consolicated Statement of changes in stockholders equity)

Previous consolidated fiscal year(April 1, 2006 to March 31, 2007)

1 Certificated stock

	Previousconsolidated fiscal year	Increase	Decline	Current consolidated fiscal year
Common stock	96,364,872	4,001,402	—	100,366,274

(Profile)

breakdown

Eexercise the stock acquisition right of warrant bond 4,001,402 shares

2 Common stock of treasury

	Previous consolidated fiscal year	Increase	Decline	Current consolidated fiscal year
Common stock	4,454,518	1,005,408	1,125,991	4,333,935

(Profile)

Breakdown of increase

Purchase of treasury stock (Decision of Managing board) 1,000,000 shares
An increase by purchase of the stocks less than unit 5,408 shares

Breakdown of decline

exercise the stock acquisition right 1,124,500 shares

A decrease by purchase increase claim of the stocks of less than unit 147 shares

3 New stock reservation right etc.

None

4 Dividends

(1) Dividends

Decision	Kind	Amount dividend (million yen)	Dividend of stoke (yen)	Record date	Accrue validity
June 29, 2006 Annual general meeting	Common stock	3,677	40	March 31, 2006	June 30, 2006
October 30, 2006 Managing board	Common stock	1,852	20	September 30, 2006	December 28, 2006

(2) Dividend whose accrue validity is in the next fiscal year in dividend whose record date is in the current fiscal year.

Decision	Kind	Underling asset	Amount dividend (million yen)	Dividend of stoke (yen)	Record date	Accrue validity
June 28, 2007 Annual general meeting	Common stock	Earnings	2,305	24	March 31, 2007	June 29, 2007

Current consolidated fiscal year(April 1, 2007 to March 31, 2008)

1 Certificated stock

	Previousconsolidated fiscal year	Increase	Decline	Current consolidated fiscal year
Common stock	100,366,274	988,338	4,879,300	96,475,312

(Profile)

Breakdown

Eexercise the stock acquisition right of warrant bond 988,338 shares

Breakdown of decline

Repayment of treasury stock (Decision of Managing board) 4,879,300 shares

2 Common stock of treasury

	Previous consolidated fiscal year	Increase	Decline	Current consolidated fiscal year
Common stock	4,333,935	4,907,064	6,545,107	2,695,892

(Profile)

Breakdown of increase

Purchase of treasury stock (Decision of Managing board) 4,903,400 shares

An increase by purchase of the stocks less than unit 3,664 shares

Breakdown of decline

Repayment of treasury stock (Decision of Managing board) 4,879,300 shares

Exercise the stock acquisition right 1,665,500 shares

A decrease by purchase increase claim of the stocks of less than unit 307 shares

3 New stock reservation right etc.

Company name	Breakdown	Kind of the stocks that become purposes	Number of stocks that become purposes Ltd.				Balance of End of current consolidated fiscal year(million)
			End of Previous consolidated fiscal year	Increase	Decrease	End of current consolidated fiscal year	
Submitting company	Share purchase warrant as a stock option	Common stock	–	–	–	–	369
total			–	–	–	–	369

(Note) First day of the right exercise period that share purchase warrant as a stock option is not come.

4 Dividends

(1) Dividends

Decision	Kind	Amount dividend (million yen)	Dividend of stoke (yen)	Record date	Accrue validity
June 28, 2007 Annual general meeting	Common stock	2,305	24	March 31, 2007	June 29, 2007
November 5, 2007 Managing board	Common stock	2,346	25	September 30, 2007	December 10, 2007

(2) Dividend whose accrue validity is in the next fiscal year in dividend whose record date is in the current fiscal year.

Decision	Kind	Underling asset	Amount dividend (million yen)	Dividend of stoke (yen)	Record date	Accrue validity
June 18, 2008 Annual general meeting	Common stock	Earnings	2,344	25	March 31, 2008	June 19, 2008

(Consolidated Statement of Cash flows)

	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)		Current consolidated fiscal year (April 1, 2007 to March 31, 2008)	
1 Relation between end-of-term cash and cash equivalents and amounts stated on the consolidated balance sheets	Cash and deposits account	29,959 Million yen	Cash and deposits account	17,984 million yen
			Time deposit over 3 month	-68 million yen
	Cash and cash equivalents balance at end of term	29,959 million yen	Cash and cash equivalents balance at end of term	17,916 million yen
2 Principal assets and liabilities of newly acquired consolidated subsidiaries	Capital gain	2,736million yen	Capital gain	676million yen
	Capital provision gain	2,730 million yen	Capital provision gain	674 million yen
	Decrease of Bond with new stock acquisition right	5,413 million yen	Decrease of Bond with new stock acquisition right	1,337 million yen
	Bond retirement disadvantage	54 million yen	Bond retirement disadvantage	13 million yen

(Lease accounting)

	Previous consolidated fiscal year (April 1, 2006 toMarch 31, 2007)	Current consolidated fiscal year (April 1, 2007 toMarch 31, 2008)

Lessee

1 Finance leases other than those which transfer theownership of the leased property to the Company and its consolidated subsidiaries

(1) Equivalent of acquisition price, total depreciation, and balance at the end of the term

Previous consolidated fiscal year (April 1, 2006 toMarch 31, 2007)

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	8,930	2,768	6,162
furniture and equipment	211	75	136
Total	9,142	2,843	6,298

(Note)
Up to now, The acquisition price equivalent isdetermined by the payment interest method, but It changes it into the principle method. Because importance increased.
If ,the acquisition price equivalent is determined by the payment interest method, It is as follows.

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	9,515	2,906	6,609
furniture and equipment	263	120	143
Total	9,778	3,026	6752

Current consolidated fiscal year (April 1, 2007 toMarch 31, 2008)

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	9,040	3,598	5,442
furniture and equipment	343	140	203
Total	9,383	3,738	5,645

(2) Balance of remaining lease charges at the end of the term

Previous consolidated fiscal year (April 1, 2006 toMarch 31, 2007)

Less than one year	1,476 million yen
More than one year	4,885 million yen
Total	6,361 million yen

(Note)
Up to now, the equivalent to the balance of remaining lease changes at the end of the term price is determined by the payment interest method, but It changes It into the principle method. Because importance increased.
If ,the acquisition price equivalent is determined by the payment interest method, It is as follows.

Less than one year	1,613 million yen
More than one year	5,139 million yen
Total	6,752 million yen

Current consolidated fiscal year (April 1, 2007 toMarch 31, 2008)

Less than one year	1,411 million yen
More than one year	4,337 million yen
Total	5,748 million yen

	Previous consolidated fiscal year (April 1, 2006 toMarch 31, 2007)	Current consolidated fiscal year (April 1, 2007 toMarch 31, 2008)
(3) Equivalent of lease payments and depreciation	Lease payments 1,288 million yen Depreciation equivalent 1,218 million yen Interest expense 137 million yen	Lease payments 1,735 million yen Depreciation equivalent 1,624 million yen Interest expense 152million yen
(4) Calculation of depreciation equivalent	Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.	Unchanged
(5) Calculation of payment interest method	The equivalent to the balance of interest price is that which is difference between total lease charge and acquisition price, It is distributed each period by interest price method	Unchanged
2 Operating leases Remaining lease payments	Less than one year 965 million yen More than one year 9,332 million yen Total 10,297 million yen	Less than one year 1,033 million yen More than one year 10,247 million yen Total 11,280million yen

Marketable securities

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the term (million yen)	Unrealized gain (million yen)
Securities whose carrying value exceeds their acquisition costs	5,715	11,974	6,258
Sub-total	5,715	11,974	6,258
Securities whose carrying value does not exceed their acquisition costs	401	367	Δ34
Sub-total	401	367	Δ34
Total	6,117	12,341	6,224

Note: An impairment loss is recorded 201million yen regarding other marketable securities with determinable market value in this consolidated fiscal year.An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Marketable securities not reported at market value

Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
(1) Stock of subsidiary and affiliated companies	
Subsidiary company stock	2,145
Affiliated companies' stock	870
(2) Other marketable securities	
An unlisted stock	350

Marketable securities

Previous consolidated fiscal year (April 1, 2007 to March 31, 2008)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the term (million yen)	Unrealized gain (million yen)
Securities whose carrying value exceeds their acquisition costs	5,242	7,298	2,055
Sub-total	5,242	7,298	2,055
Securities whose carrying value does not exceed their acquisition costs	1,150	1,101	△49
Sub-total	1,150	1,101	△49
Total	6,393	8,399	2,006

Note: We An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Marketable securities not reported at market value

	Amount included on consolidated balance sheets (million yen)
(1) Subsidiary and affiliated companies' stock	
Subsidiary company stock	1,844
Affiliated companies' stock	900
(2) Other marketable securities	
An unlisted stock	297
Limited Partnership for Investment	99

Derivative Financial Instruments

1 Derivatives transactions

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (April 1, 2007 to March 31, 2008)
(1) Nature of transactions To avoid the risk of fluctuation in foreign currency exchange rates, the Company enters into forward foreign exchange contracts. The Company applies hedge accounting within the scope of the needs arising from the underlying items hedged.	(1) Nature of transactions Unchanged
(2) Policy regarding the use of derivatives transactions. Derivatives transactions are limited to the scope of the needs arising from the underlying items hedged. Derivatives transactions are not entered into for speculative trading purposes in accordance with the Company's internal guidelines.	(2) Policy regarding the use of derivatives transactions Unchanged
(3) Purpose The Company is constantly exposed to the risk of fluctuation in foreign currency exchange rates in its normal operations. In the interests of stability and efficiency, it sees a need to minimize this risk and to create an environment in which it can concentrate on the issues facing its core business. The Company applies hedge accounting to its derivatives transactions.	(3) Purpose Unchanged
① Hedge accounting Deferred hedge accounting.	① Hedge accounting Unchanged
② Items to be hedged, and methodology Hedge methodology...Foreign exchange hedges Items hedged...Foreign currency-denominated transactions	② Items to be hedged, and methodology Unchanged
③ Hedging policy......Consolidated In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.	③ Hedging policy Unchanged
④ Assessing effectiveness......The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument..	④ Assessing effectiveness Unchanged
(4) Derivatives trading risks The Company utilizes derivates as hedges to reduce the inherent risk to its assets and liabilities. These transactions are not likely to have a major impact on the performance of the company. Derivatives trading is limited to highly credit-worthy financial institutions acting as counterparties, virtually eliminating counterparty default risk in the view of management.	(4) Derivatives trading risks Unchanged
(5) Risk management of derivatives transactions In accordance with the Company's internal policies on derivatives, the Finance Division of the Company is responsible for managing the market and credit risk relating to these transactions, and this division manages the position limits, credit limits, and the status of all open derivatives positions subject to approval by the director responsible. The Company's consolidated subsidiaries do not engage in derivatives transactions.	(5) Risk management of derivatives transactions Unchanged

2 Market value of derivatives transactions

Contract value, market value, and unrealized gain (loss)

	Type	End of previous consolidated fiscal year (March 31, 2007)				End of current consolidated fiscal year (March 31, 2008)			
		Contract value (million yen	Portion of contract value exceeding one year (million yen	Market value (million yen)	Unrealized gain (million yen)	Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (loss) (million yen)
Derivatives transactions	Hedge transactions								
	Sell:								
	U.S. dollars	3,033	—	2,984	△48	6,051	—	5,370	680
	Euro	7,342	—	7,048	△294	9,117	—	9,637	△520
	Pound sterling	453	—	436	△16	—	—	—	—
Total		10,829	—	10,470	△359	15,168	—	15,008	160

Notes: 1 Calculation of market value

Foreign exchange hedges......Based on futures market pricing.

2 hedge accounting: Items subject to deferred hedge accounting are not disclosed.

(Retirement benefits)

1 Overview of retirement benefits

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)

The Company has established an employees' defined contribution pension plan.

Current consolidated fiscal year (April 1, 2007 to March 31, 2008)

The Company and its domestic consolidated subsidiaries have established employees' defined contribution pension plans.

A domestic consolidated subsidiary affiliates a smaller enterprise retirement allowance mutual aid and an employees' pension fund.

2 Liabilities for retirement benefits

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
And
Current consolidated fiscal year (April 1, 2007 to March 31, 2008)
None

3 The details of retirement benefit expenses

	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (April 1, 2007 to March 31, 2008)
Contributions to defined contribution plan	769	837
Contributions to a smaller enterprise retirement allowance mutual aid	-	10
Contributions to an employees' pension fund	-	36
Total	769	883

4 Bases for calculation of liabilities for retirement benefits

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
And
Current consolidated fiscal year (April 1, 2007 to March 31, 2008)
None

(Overview of stock option)

It is not written because of little importance in the summary.

(Tax-effect accounting)

	Previous consolidated fiscal year (March 31, 2007)	Current consolidated fiscal year (March 31, 2008)
1 Significant components of deferred tax assets and deferred tax liabilities	See below	See below

Previous consolidated fiscal year (March 31, 2007)

(1) Current	
Deferred tax assets:	
Inventories	286 million yen
Elimination of unrealized gain on inventories	598 million yen
One-time write-off applied to assets	226 million yen
Allowance for doubtful accounts	27 million yen
Accrued enterprise tax	315 million yen
Other	433 million yen
	1,887 million yen
Valuation allowance	△5 million yen
Deferred tax assets, net	1,881 million yen
Deferred tax liabilities:	
Other	164 million yen
Deferred tax liabilities, net	164 million yen
(2) Non-current	
Deferred tax assets:	
Inventories	326 million yen
Loss on devaluation of listed equity securities	1,029 million yen
Depreciation	677 million yen
Allowance for doubtful accounts	16 million yen
Unrealized loss on derivative instruments	912 million yen
Other	119 million yen
	3,082 million yen
Valuation allowance	△1,480 million yen
	1,601 million yen
Offset of deferred tax liabilities	△1,435 million yen
Deferred tax assets, net	165 million yen
Deferred tax liabilities:	
Reserve for special depreciation	15 million yen
Reserve for compression of assets	116 million yen
Unrealized holding gain on securities	1,693 million yen
Other	455 million yen
	2,280 million yen
Offset of deferred tax assets	△1,435 million yen
Deferred tax liabilities, net	844 million yen
Deferred tax liabilities on land revaluation reserve	1,699 million yen

Current consolidated fiscal year (March 31, 2008)

(1) Current	
Deferred tax assets:	
Inventories	491 million yen
Elimination of unrealized gain on inventories	1,305 million yen
Allowance for doubtful accounts	43 million yen
Accrued enterprise tax	779 million yen
Other	674 million yen
	3,293 million yen
Valuation allowance	△12 million yen
Deferred tax assets, net	3,280 million yen
Deferred tax liabilities:	
Other	79 million yen
Deferred tax liabilities, net	79 million yen
(2) Non-current	
Deferred tax assets:	
Inventories	383 million yen
Loss on devaluation of listed equity securities	1,248 million yen
Depreciation	759 million yen
One-time write-off applied to assets	180 million yen
Allowance for doubtful accounts	14 million yen
Unrealized loss on derivative instruments	698 million yen
Other	97 million yen
	3,382 million yen
Valuation allowance	△1,707 million yen
	1,674 million yen
Offset of deferred tax liabilities	△559 million yen
Deferred tax assets, net	1,115 million yen
Deferred tax liabilities:	
Reserve for special depreciation	3 million yen
Reserve for compression of assets	112 million yen
Unrealized holding gain on securities	443 million yen
Other	643 million yen
	1,202 million yen
Offset of deferred tax assets	△559 million yen
Deferred tax liabilities, net	643 million yen
Deferred tax liabilities on land revaluation reserve	1,699 million yen

	Previous consolidated fiscal year (March 31, 2007)		Current consolidated fiscal year (March 31, 2008)	
2 Reconciliation of the differences between the statutory tax rate and effective tax rates	Statutory tax rate	40.49%	Statutory tax rate	40.49%
	Increase (decrease) in income taxes resulting from:		Increase (decrease) in income taxes resulting from:	
	Permanent non-deductible expenses	0.85%	Permanent non-deductible expenses	0.94%
	Permanently non-taxable income	△0.27%	Permanently non-taxable income	△0.19%
	Per capita portion of inhabitants' taxes	0.30%	Per capita portion of inhabitants' taxes	0.21%
	Temporary differences relating to investments in subsidiaries	1.72%	Temporary differences relating to investments in subsidiaries	0.53%
	Reversal of valuation allowance	△22.87%	Reversal of valuation allowance	1.23%
	Elimination of unrealized gain and loss on inventories	△2.97%	Tax credit	△1.52%
	Other	△1.24%	Adjustment of the income tax in the prior year	0.19%
	Effective tax rates	16.01%	Other	△0.17%
			Effective tax rates	41.71%

(Segment information)

By business

Fiscal year 2006 (April 1, 2006 to March 31, 2007)

And Fiscal year 2007 (April 1, 2007 to March 31, 2008)

As the Company and its consolidated subsidiaries manufacture and sell the same kinds and same series of machine tools which are similar in terms of the type and nature of the products, the manufacturing methods and sales markets, the disclosure of business segment information has been omitted.

By geographic region

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
I Sales and operating income							
Sales							
(1) Sales to third parties	88,643	34,328	44,745	4,544	172,262	—	172,262
(2) Intra-group sales	63,751	939	662	1,081	66,435	(66,435)	—
Total sales	152,395	35,267	45,407	5,626	238,697	(66,435)	172,262
Operating expenses	130,133	34,688	43,286	5,496	213,604	(66,385)	147,219
Operating income (loss)	22,262	579	2,121	129	25,093	(50)	25,043
II Assets	128,638	13,567	23,070	4,002	169,279	(244)	169,034

Note: 1. Shared operating expenses are distributed among all segments.

2. Eliminations account for 25,495 million yen of assets, principally in the form of retained earnings at the parent (cash and deposits), long-term investment funds (investment securities), and Management HQ assets

3. The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas...........................United States, Brazil, Mexico

Europe...........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

4. Important matter concerning with making the basis of consolidated financial statement

(Allowance for guaranty of Finished goods)

As stated in the "Notes related to the preparation of the consolidated financial statements

"From the current consolidated fiscal year, the repair cost under warranty changes from the expenditure to the allowance for guaranty of finished goods. The impact of the change is to reduce consolidated operating income before taxes by 153 million yen.

The impact on individual segments is noted as relevant.

(Accounting concerning Directors Bonus)

As stated in the "Notes related to the preparation of the consolidated financial statements

"From the current consolidated fiscal year, the company has adopted the "Accounting concerning Directors Bonus" (29 November 2005) .The impact of the change is to reduce consolidated operating income before taxes by 158 million yen.

The impact on individual segments is noted as relevant.

Current consolidated fiscal year (April 1, 2007 to March 31, 2008)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
I Sales and operating income							
Sales							
(1) Sales to third parties	102,426	37,131	58,539	4,163	202,260	—	202,260
(2) Intra-group sales	82,051	835	1,112	1,538	85,537	(85,537)	—
Total sales	184,478	37,966	59,651	5,701	287,797	(85,537)	202,260
Operating expenses	154,211	37,491	57,252	5,694	254,649	(83,692)	170,957
Operating income (loss)	30,266	474	2,398	7	33,147	(1,844)	31,302
II Assets	147,150	15,199	34,852	3,196	200,398	(26,128)	174,270

Note: 1. Shared operating expenses are distributed among all segments.

2. Eliminations account for 11,457 million yen of assets, principally in the form of retained earnings at the parent (cash and deposits), long-term investment funds (investment securities), and Management HQ assets.

3. The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas............................United States, Brazil, Mexico

Europe............................Germany, United Kingdom, France, Italy, Spain

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia, Turkey

4.Change of countries and regions of which the segments consist

Regarding Note 3, from the current consolidated fiscal year,we changed the segment classification of Turkey from Europe to Asia/Oceania. This change is in accordance with the management classification of Mori Seiki Group. The impact on individual segments is noted as relevant.

5. Important matter concerning with making the basis of consolidated financial statement

(Change of method for depreciation of Property, plant and equipment)

As stated in the "Notes related to the preparation of the consolidated financial statements- Change of method for depreciation of Property, plant and equipment", due to the revision of corporation tax law , from the current consolidated fiscal year, we changed the method of depreciation of Property, plant and equipment which we purchased after April 1st ,2007.The impact of the change is to reduce consolidated operating income before taxes by 231 million yen.

The impact on individual segments is noted as relevant.

6. Additional information

As stated in the "Notes related to the preparation of the consolidated financial statements", from the current consolidated fiscal year, Property, plant and equipment which we purchased before March 31st ,2007 are calculated by the straight line method over 5 years after fully depreciated in the previous method.The impact of the change is to reduce consolidated operating income before taxes by 204 million yen.The impact on individual segments is noted as relevant.

Overseas sales

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)

	Americas	Europe	Asia and Oceania	Total
Ⅰ Overseas sales (million yen)	37,848	46,164	15,715	99,729
Ⅱ Consolidated Sales (million yen)	—	—	—	172,262
Ⅲ Overseas sales as a percentage of total consolidated sales (%)	22.0	26.8	9.1	57.9

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States , Brazil , Canada , Argentina , Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia, Slovenia, the Czech Republic, Hungary, Poland
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, the Philippines, Vietnam

Current consolidated fiscal year (April 1, 2007 to March 31, 2008)

	Americas	Europe	Asia and Oceania	Total
Ⅰ Overseas sales (million yen)	42,068	58,104	25,371	125,544
Ⅱ Consolidated Sales (million yen)	—	—	—	202,260
Ⅲ Overseas sales as a percentage of total consolidated sales (%)	20.8	28.7	12.6	62.1

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States , Brazil , Canada , Argentina , Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Finland, Slovenia, the Czech Republic, Hungary, Poland
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, the Philippines, Vietnam, Turkey, Israel, Russia
3 Change of countries and regions of which the segments consist
Regarding Note 2, from the current consolidated fiscal year, we changed the segment classifications of Turkey, Israel and Russia from Europe to Asia/Oceania. This change is in accordance with the management classification of Mori Seiki Group. The impact on individual segments is noted as relevant.

The transaction with the parties concerned

Previous consolidated fiscal year(April 1,2006 to March 31,2007)
And
Current consolidated fiscal year(April 1,2007 to March 31,2008)
None

(Per share information)

yen	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (April 1, 2007 to March 31, 2008)
Net worth per share	1,358.82yen	1,388.52yen
Net income per share	174.78yen	165.91yen
Diluted net income per share	166.12yen	161.99yen
	(additional information) From the current consolidated fiscal year, the Company has adopted the reformed accounting standards related to net income per share published by the Accounting Standard Board of Japan (31 January 2006). Shareholders' equity per share calculated in the same way as previous consolidated fiscal year is 1,372.79 yen	―――

The basis of calculation of Net income per share and Diluted net income per share are as follows:

	Previous consolidated fiscal year (April 1, 2006 toMarch 31, 2007)	Current consolidated fiscal year (April 1, 2007 toMarch 31, 2008)
Net income per share		
Net income (million yen)	16,194	15,975
The amount of not belong to shareholders (million yen) (Bonusesto directors by appropriated earnings)	— (—)	— (—)
Net income of shares (million yen)	16,194	15,975
Average number of shares in issue (thousand shares)	92,656	96,284
Diluted net income per share		
Net income adjustment (million yen)	—	—
The number of increase of shares (thousand shares) (New stock option)	4,831 (4,831)	2,333 (2,333)

Balance sheets for the years ending March 31,2007 and 2008

Account	Note Numbe	Previous fiscal year (March 31, 2006) Amount (million yen)	Previous fiscal year (March 31, 2006) Percentage of total (%)	Current fiscal year (March 31, 2007) Amount (million yen)	Current fiscal year (March 31, 2007) Percentage of total (%)	Change Amount (million yen)
Assets Current Assets						
I Current Assets						
1 Cash and deposits		21,921		12,798		
2 Notes receivable	※5	816		1,597		
3 Accounts receivable	※3	30,706		34,102		
4 Finished goods		9,986		9,906		
5 Raw materials		8,442		12,457		
6 Work-in-process		5,773		6,854		
7 Supplies		90		85		
8 Deferred income taxes		993		1,646		
9 Consumption tax receivable		322		357		
10 Other accounts receivable		197		275		
11 Short-term loans	※3	44		5,528		
12 Other		1,885		2,015		
13 Allowance for doubtful receivables		△75		△49		
Total current assets		81,105	53.7	87,576	56.3	6,470
II Fixed assets						
1 Property, plant and equipment	※1					
(1) Buildings		16,959		16,647		
(2) Structures		879		806		
(3) Machinery and equipment		6,137		6,193		
(4) Vehicles		56		59		
(5) furniture and equipment		2,907		2,884		
(6) Land	※4	12,653		12,186		
(7) Construction in progress		50		633		
Total property,plant and equipment		39,644	26.2	39,411	25.3	△233
2 Intangible fixed assets						
(1) Goodwill		400		—		
(2) Software		2,048		2,948		
(3) Software in progress		202		307		
(4) Telephone rights		2		2		
Total intangible fixed assets		2,654	1.8	3,259	2.1	605

Account	Note Number	Previous fiscal year (March 31, 2006) Amount (million yen)		Previous fiscal year (March 31, 2006) Percentage of total (%)	Current fiscal year (March 31, 2007) Amount (million yen)		Current fiscal year (March 31, 2007) Percentage of total (%)	Change Amount (million yen)
3 Investments and other assets								
(1) Investments in securities			12,341			8,499		
(2) Shares in affiliate companies			10,847			12,068		
(3) Investments in affiliate companies			2,835			2,835		
(4) Long-term prepaid expenses			157			382		
(5) Long-term loans			969			—		
(6) Deferred income taxes			—			857		
(7) Other			495			688		
(8) Allowance for bad debt			△1			—		
Total investments and other assets			27,646	18.3		25,330	16.3	△2,315
Total fixed assets			69,945	46.3		68,002	43.7	△1,943
Total assets			151,051	100.0		155,578	100.0	4,527

Account	Note Number	Previous fiscal year (March 31, 2007) Amount (million yen)		Percentage of total (%)	Current fiscal year (March 31, 2008) Amount (million yen)		Percentage of total (%)	Change Amount (million yen)	
Liabilities									
I Current liabilities									
1 Accounts payable			9,848			9,840			
2 Other accounts payable			6,352			6,289			
3 Accrued expenses			315			312			
4 Accrued income taxes			3,585			9,799			
5 Advances received			583			814			
6 Deposits received			243			183			
7 Provision for product warranties			369			965			
8 Provision for bonus to directors			158			163			
9 Forward exchange contract			2,614			1,565			
Total current liabilities			24,070	15.9		29,934	19.2		5,864
II Long-term liabilities									
1 Bonds with stock acquisition rights			3,920			2,583			
2 Deferred income taxes			389			—			
3 Deferred income taxes on reserve for land revaluation	※6		1,699			1,699			
Total long-term liabilities			6,008	4.0		4,282	2.8		△1,726
Total liabilities			30,078	19.9		34,216	22.0		4,138

		Previous fiscal year (March 31, 2007)			Current fiscal year (March 31, 2008)			Change	
Account	Note Number	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)	Amount (million yen)	
Net assets									
I Stockholders' equity									
1 Capitalstock			32,022	21.2		32,698	21.0		676
2 Capital surplus									
(1) Capital reserve		44,755			45,429			—	
(2) Other Capital surplus		573			—			—	
Total capital surplus			45,328	30.0		45,429	29.2		100
3 Retained earnings									
(1) Legal reserve		2,650			2,650			—	
(2) Other retained earnings									
Extraordinary disposal reserve		22			4			—	
Asset reduction reserve		171			165			—	
Other reserve		32,600			36,600			—	
Carrying forward retained earnings		8,808			6,127			—	
Total retained earnings			44,252	29.3		45,547	29.3		1,294
4 Treasury stock			△5,366	△3.5		△4,764	△3.1		601
Total stockholders' equity			116,238	77.0		118,910	76.4		2,672
II Valuation and converson balance									
1 Net unrealized holding gain on securities			4,530	3.0		1,562	1.0		△2,968
2 Deferred hedge profit and loss			△1,341	△0.9		△1,026	△0.6		314
3 Reserve for land revaluation	※6		1,545	1.0		1,545	1.0		—
Total valuation and converson balance			4,734	3.1		2,081	1.4		△2,653
III Warrant			—	—		369	0.2		369
Total net assets			120,972	80.1		121,361	78.0		388
Total liabilities and net assets			151,051	100.0		155,578	100.0		4,527

	Note Number	Previous fiscal year (April 1, 2006 toMarch 31, 2007)			Current fiscal year (April 1, 2007 toMarch 31, 2008)			Change(B-A)	
		Amount(million yen)		% of total (%)	Amount(million yen)		% of total (%)	Amount(million yen)	
I Net sales	※1		144,824	100.0		175,486	100.0		30,662
II Cost of sales			91,460	63.2		108,249	61.7		16,788
Gross profit			53,364	36.8		67,237	38.3		13,873
III Selling,general and administrative expenses	※2,3		31,759	21.9		38,260	21.8		6,501
Operating income			21,605	14.9		28,977	16.5		7,371
IV Non-operating income									
1 Interest income		35			140				
2 Dividend income		110			217				
3 Rental income		8			5				
4 Bond premium		—			82				
5 Other		157	311	0.2	226	672	0.4		360
V Non-operating expenses									
1 Interest expense		21			—				
2 Loss on foreign currency transaction		351			2,938				
3 Commission payable		287			75				
4 Bond redemption expense		54			13				
5 Other		28	743	0.5	153	3,181	1.8		2,437
Ordinary income			21,174	14.6		26,469	15.1		5,294
VI Extraordinary income									
1 Gain on sale of fixed assets	※4	3			26				
2 Gain on sale of investments other assets		5			—				
3 Gain on reversal of allowance for bad debt		—	9	0.0	27	53	0.0		44
VII Extraordinary ecpenses									
1 Loss on sale of fixed assets	※5	182			218				
2 Loss on disposal of fixed assets	※6	80			328				
3 Loss on shrinkage	※7	4,209			—				
4 Loss on evaluation of investments in securities		201			541				
5 Loss on evaluation of stock in affiliate companies		—			745				
6 Loss on evaluation of investment other assets		6			—				
7 Putting in provision for product warranties for prior periods		369	5,048	3.5	—	1,826	1.0		△3,222
Income before income taxes			16,134	11.1		24,696	14.1		8,561
Income taxes		3,441			10,994				
Income taxes in the past fiscal year		—			253				
Income taxes deferred		△1,510	1,931	1.3	△863	10,383	5.9		8,452
Net income			14,203	9.8		14,312	8.2		109

Statement of variable shareholder's equity March 31, 2007 and 2008

	Shareholder's equity			
	Common stock	Capital surplus		
		Capital reserve	Other Capital surplus	Total of Capital surplus
Balance of March 31, 2006 (million yen)	29,285	42,024	504	42,529
Variable for business year				
Stock issue	2,736	2,730		2,730
Reversal of extraordinaty disposal reserve				
Reversal of assets reduction reserve				
Dividend of surplus				
Dividend of surplus (Interim return)				
Bonus to directors and statutory suditors				
Net income				
Acquisition of treasury stock				
Disposal of treasury stock			69	69
Reversal of reserve for land revaluation				
Variable of excluding shareholder's equity for business year (net amount)				
Total variable for business year (million yen)	2,736	2,730	69	2,799
Balance of March 31, 2007 (million yen)	32,022	44,755	573	45,328

	Shareholder's equity							
	Retained earnings						Treasury stock	Total of shareholder's equity
	Legal reserve	General reserve				Total of retained earnings		
		Extraordinary disposal reserve	Asset reduction reserve	Other reserve	Retained earnings carryback			
Balance of March 31, 2006 (million yen)	2,650	114	184	32,600	6,354	41,903	△3,865	109,852
Variable for business year								
Stock issue								5,467
Reversal of extraordinaty disposal reserve		△92			92			—
Reversal of asset reduction reserve			△12		12			—
Dividend of surplus					△3,677	△3,677		△3,677
Dividend of surplus (Interim return)					△1,852	△1,852		△1,852
Bonus to directors and statutory suditors					△142	△142		△142
Net income					14,203	14,203		14,203
Acquisition of treasury stock							△2,563	△2,563
Disposal of treasury stock							1,062	1,132
Reversal of reserve for land revaluation					△6,181	△6,181		△6,181
Variable of excluding shareholder's equity for business year (net amount)								—
Total variable for business year (million yen)	—	△92	△12	—	2,454	2,349	△1,500	6,385
Balance of March 31, 2007 (million yen)	2,650	22	171	32,600	8,808	44,252	△5,366	116,238

	Reserve of evaluation and translation				Total of net asset
	Hedge profit and loss carryback	Reserve for other securities	Reserve for land revaluation	Total reserve of evaluation and translation	
Balance of March 31, 2006 (million yen)	4,549	–	△4,636	△86	109,766
Variable for business year					
Stock issue					5,467
Reversal of extraordinaty disposal reserve					–
Reversal of asset reduction reserve					–
Dividend of surplus					△3,677
Dividend of surplus (Interim return)					△1,852
Bonus to directors and statutory suditors					△142
Net income					14,203
Acquisition of treasury stock					△2,563
Disposal of treasury stock					1,132
Reversal of reserve for land revaluation					△6,181
Variable of excluding shareholder's equity for business year (net amount)	△18	△1,341	6,181	4,820	4,820
Total variable for business year (million yen)	△18	△1,341	6,181	4,820	11,206
Balance of March 31, 2007 (million yen)	4,530	△1,341	1,545	4,734	120,972

Current fiscal year (April 1, 2007 to March 31, 2008)

	Capital stock			
	Capital	Capital surplus		
		Capital reserve	In addition, a capital surplus	Capital surplus sum total
March 31, Heisei 19 balance (million yen)	32,022	44,755	573	45,328
The amount of change in an accounting period				
New issue of stocks	676	674		674
Demolition of a reserve for special depreciation				
Demolition of a property compression reserve				
The dividend of a surplus				
The dividend of a surplus (Interim dividend)				
Savings of a general reserve				
Current term net profit				
Acquisition of company's own stock				
Disposal of company's own stock			△163	△163
Erasure of company's own stock			△410	△410
The amount of change in the accounting period of items other than capital stock (Carrying value)				
The amount sum total of change in an accounting period (million yen)	676	674	△573	100
March 31, Heisei 20 balance (million yen)	32,698	45,429	—	45,429

	Capital stock							
	Accumulated earnings						Company's own stock	Capital stock sum total
	Earned surplus reserve	In addition, accumulated earnings				Accumulated-earnings sum total		
		Reserve for special depreciation	Property compression reserve	General reserve	Earned surplus carried forward to the following term			
March 31, Heisei 19 balance (million yen)	2,650	22	171	32,600	8,808	44,252	△5,366	116,238
The amount of change in an accounting period								
New issue of stocks								1,350
Demolition of a reserve for special depreciation		△17			17			—
Demolition of a property compression reserve			△5		5			—
The dividend of a surplus					△2,305	△2,305		△2,305
The dividend of a surplus (interim dividend)					△2,436	△2,436		△2,436
Savings of a general reserve				4,000	△4,000			—
Current term net profit					14,312	14,312		14,312
Acquisition of company's own stock							△10,291	△10,291
Disposal of company's own stock							2,205	2,042
Erasure of company's own stock					△8,276	△8,276	8,687	—
The amount of change in the accounting period of items other than capital stock (carrying value)								—
The amount sum total of change in an accounting period (million yen)	—	△17	△5	4,000	△2,681	1,294	601	2,672
March 31, Heisei 20 balance (million yen)	2,650	4	165	36,600	6,127	45,547	△4,764	118,910

	Evaluation, an exchange difference, etc.				The right of new share reservation	Net-assets sum total
	In addition, appraisal-of-securities difference money	Deferred hedge profit and loss	Land revaluation-excess money	The sum totals, such as evaluation / conversion difference		
March 31, Heisei 19 balance (million yen)	4,530	△1,341	1,545	4,734	—	120,972
The amount of change in an accounting period						
New issue of stocks						1,350
Demolition of a reserve for special depreciation						—
Demolition of a property compression reserve						—
The dividend of a surplus						△2,305
The dividend of a surplus (Interim dividend)						△2,436
Savings of a general reserve						—
Current term net profit						14,312
Acquisition of company's own stock						△10,291
Disposal of company's own stock						2,042
Erasure of company's own stock						—
The amount of change in the accounting period of items other than capital stock (Carrying value)	△2,968	314	—	△2,653	369	△2,283
The amount sum total of change in an accounting period (million yen)	△2,968	314	—	△2,653	369	388
March 31, Heisei 20 balance (million yen)	1,562	△1,026	1,545	2,081	369	121,361

	Previous fiscal year (April 1, 2006 toMarch 31, 2007)	Current fiscal year (April 1, 2007 toMarch 31, 2008)
1 Investments in securities valuation standard and methodology	(1) Other investments in securities Securities with determinable market value Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Non-marketable available-for-sale securities Stated at cost determined by the moving-average method. (2) Shares in subsidiaries and affiliated companies are stated at cost determined by the moving-average method	(1) Other investments in securities Securities with determinable market value Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Non-marketable available-for-sale securities Unchanged (2) Unchanged
2 Liabilities arising as a result of derivatives trades valuation standard and methodology	Stated at market value	Unchanged
3 Inventories valuation standard and methodology	Merchandise, Finished goods, Work-in-process ......Stated at cost using the average method Raw materials ......Stated at cost using the moving average method Supplies......Stated at cost using the last purchase price method	Unchanged
4 Depreciation of fixed assets (1) Property, plant and equipment	Declining balance method However, the Straight line method is applied to buildings acquired since April 1, 1998 (excluding fittings). The ranges of useful lives are Buildings 8 to 50 years Machinery and equipment 2 to 17 years	Declining balance method However, the Straight line method is applied to buildings acquired since April 1, 1998 (excluding fittings). The ranges of useful lives are Buildings 8 to 50 years Machinery and equipment 2 to 17 years (Changes in accounting) We have changed our depreciation procedure based on an amendment in corporation tax law (partial amendment in income tax law No.6 dated March 30,2007 and partial amendment in income tax law enforcement order No.83 dated March 30 2007) for the tangible assets acquired on and after April 1,2007. The impact of the change is to reduce consolidated gross profit by 209 million yen, and operating income, ordinary income, and net income before taxes by 229million ye n. The impact on individual segments is noted as relevant. (Additional information) As for tangible assets acquired on and before March 31, 2007 are equally depreciated over 5 years from the year after tangible assets are thoroughly depreciated to the limits of depreciable amount. The impact of the change is to reduce consolidated gross profit by 199 million yen, and operating income, ordinary income, and net income before taxes by 204 million yen.
(2) Intangible fixed assets	Straight line method However, goodwill are calculated by the straight line method over five years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years).	Straight line method Amortization of the computer software utilized within our company is calculated by the straight-line method on the basis of the available duration (5 years)

	Previous fiscal year (April 1, 2006 toMarch 31, 2007)	Current fiscal year (April 1, 2007 toMarch 31, 2008)
5 Standard for inclusion of reserves		
(1) Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.	Unchanged
(2) Provision for product warranties	Provision for product warranties is recorded based on percentage of spending on sales for the past in order to prepare repair cost within the warranty period.	Unchanged
(3) Accrued bonus for directors	Accrued bonus for directors is recorded based on scheduled expense to cover the cost for bonus for directors.	Unchanged
6. Accounting for leases	Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases.	Unchanged
7 hedge accounting		
(1) hedge accounting methodology	Deferred hedge accounting.	Unchanged
(2) Items to be hedged, and methodology	Foreign exchange hedges Items hedged: foreign currency-denominated transactions	Unchanged
(3) Hedging policy	In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.	Unchanged
(4) Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.	Unchanged
8 Other significant issues Consumption tax	Sales are included net of consumption tax.	Unchanged

Change in Accounting

Previous fiscal year (April 1, 2006 to March 31, 2007)	Current fiscal year (April 1, 2007 to March 31, 2008)
(Change in provision for product warranties) Repair cost without charge within the warranty period is conventionally recorded as the expense when it is occurred, however, from current fiscal year, it has changed to be recorded as provision for product warranties based on percentage of expense to the amount of sales in the past. This change aims for appropriateness of periodic accounting of profit and loss by corresponding repair cost without charge to profit when the product is sold. Also, it is carried out because importance of managing repair cost without charge within the warranty period is growing. By this change, 369 million yen is recorded as extraordinary expense. With this change, current profit before tax is declined to 369 million yen.	——
(Change in accounting net asset on the balance sheet) From the current fiscal year, company adapts accounting standards related to the net asset on the balance sheet and guide to the accounting Standard to related to the net asset on the balance sheet. This change does not influence profit. Also, the amount on the capital is 122,314 million. By revision of regulations concerining financial statement, financial statement fro this current fiscal year is made by revised financial statement rule.	——
(Change in accounting for officer bonus) From the current fiscal year, the Company has adopted the accounting standards related to officer bonus published by the Accounting Standards Board of Japan (29 November 2005). The impact of the change is to reduce operating income, ordinary income, and net income before taxes by 158 million yen.	——

Changes in presentation

Previous fiscal year (April 1, 2005 to March 31, 2006)	Current fiscal year (April 1, 2006 to March 31, 2007)
(Balance sheet) "Forward exchange contracts"which had been included in "Others"in the current liabilities up to the previous year has been presented as a separate account in the current year since its amount has exceeded 1% of total assets. "Forward exchange contracts"at the previous year end was 316 million yen.	——
——	(Profit and loss statment) Received Insurance was included in "Others" till last fiscal year , However , this fiscal year ,it will be included separately since it exceeded 10/100 this of total amount of Received Insurance. By the way, Received Insurance of last year was 3 millionyen.

Notes

Balance sheets

Previous fiscal year (April 1, 2006 to March 31, 2007)	Current fiscal year (April 1, 2007 to March 31, 2008)
※1 Cumulative depreciation of property, plant and equipment 64,224 million yen	※1 Cumulative depreciation of property, plant b and equipment 66,373 million yen
2 Contingent liabilities Contingent liabilities on lease payments by customers (Kowalski and 389 others) 2,458 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Kowalski and 375 others) 2,339 million yen
※3 Notes to affiliate companies The following notes apply to affiliate companies: Accounts receivable 21,326 million yen	※3 Notes to affiliate companies The following notes apply to affiliate companies: Accounts receivable 20,573 million yen Short-term loans receivable 5,528 million yen
※4 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,699 million yen is included as part of liabilities and, and a 1,545 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation △3,089 million yen	※4 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxeson reserve for land revaluation'. As a result, 1,699 million yen is included as part of liabilities and, and a 1,545 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation △2,661 million yen
※5 Notes receivable which had come a due date are accounted with clearing day. Because the current fiscal year last day was a holiday of a financial institution, Notes receivable which had come a due date in the end of a term are included in the closing balance as follows. Notes receivable 117 million yen	―――
6 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 30,000 million yen Borrowed — Balance 30,000 million yen	6 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 40,000 million yen Borrowed — Balance 40,000 million yen

(Additional information for the statement of income)

Previous fiscal year (April 1, 2006 to March 31, 2007)		Current fiscal year (April 1, 2007 to March 31, 2008)	
※1 Transactions with affiliate companies		※1 Transactions with affiliate companies	
Sales and dividend income include the following amounts with affiliate companies:		Sales and dividend income include the following amounts with affiliate companies:	
Sales	78,970 million yen	Sales	99,701 million yen
		Interest Income	101 million yen
※ 2 Selling expenses and general administrative expenses broke down in a ratio of approximately 68.0% to 32.0%. The major items are detailed below.		※ 2 Selling expenses and general administrative expenses broke down in a ratio of approximately 64.6% to 35.4%. The major items are detailed below.	
Freight	7,011 million yen	Freight	8,201 million yen
Operational commissions	1,958 million yen	Operational commissions	1,582 million yen
Sales commissions	1,089 million yen	Sales commissions	1,862 million yen
Sales promotion expenses	2,918 million yen	Sales promotion expenses	3,448 million yen
Salaries and bonuses	5,969 million yen	Salaries and bonuses	6,530 million yen
Retirement benefits	300 million yen	Retirement benefits	323 million yen
Depreciation	746 million yen	Depreciation	1,067 million yen
Represent goodwill amortization	400 million yen	Represent goodwill amortization	400 million yen
Fees and commissions	2,123 million yen	Fees and commissions	3,523 million yen
Addition to allowance for bonuses to directors and statutory auditors	158 million yen	Addition to allowance for bonuses to directors and statutory auditors	163 million yen
Addition to allowance for doubtful receivables	4 million yen	Warranty Reserve	596 million yen
Research and development expenses	3,500 million yen	Research and development expenses	4,303 million yen
※3 Total research and development expenses (general administrative expense)	3,500 million yen	※3 Total research and development expenses (general administrative expense)	4,303 million yen
※4 Gain on sale of fixed assets (breakdown)		※4 Gain on sale of fixed assets (breakdown)	
Buildings	0 million yen	Machinery & Equipment	21 million yen
Structures	0 million yen	Vehicles	3 million yen
Machinery and equipment	3 million yen	Furniture and equipment	0 million yen
Furniture and equipment	0 million yen	Software	0 million yen
Total	3 million yen	Total	26 million yen
※5 Loss on sale of fixed assets (breakdown)		※5 Loss on sale of fixed assets (breakdown)	
Land	38 million yen	Land	207 million yen
Buildings	137 million yen	Machinery and equipment	11 million yen
Structures	2 million yen	Total	218 million yen
Machinery and equipment	1 million yen		
Furniture and equipment	1 million yen		
Total	182 million yen		

Previous fiscal year (April 1, 2006 to March 31, 2007)	Current fiscal year (April 1, 2007 to March 31, 2008)
※ 6 Loss on disposal of fixed assets (breakdown) Buildings 8 million yen Structures 0 million yen Machinery and equipment 19 million yen Furniture and equipment 7 million yen Vehicles 0 million yen Software 44 million yen Total 80 million yen	※ 6 Loss on disposal of fixed assets (breakdown) Buildings 110 million yen Structures 11 million yen Machinery and equipment 50 million yen Furniture and equipment 100 million yen Vehicles 0 million yen Software 46 million yen Total 320 million yen
※ 7 Impairment losses The Company recognized the following impairment losses: (see table below) (Background) The Company used the land and building for use as a sales office. In the current fiscal year, the Company recognizes the impairment of their value with decsision. In addition, they are sold in September 27,2006. (Grouping) Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land and asset sale for which no future use is planned is grouped according to the type of structure initially planned. (Recoverable amounts in the calculation) Recoverable amounts are based on valuation for the planned selling price.	————

Use	Type	Location	Value Millions of yen
Sales Office 30 places	Buildings	Kohoku,Yokohama Onojo,Fukuoka others	1,283
	Land		2,018
Company Housing and Dormitory 4 places	Buildings	Hanamigawa,Chiba Nara,Nara Yamatokooriyama, Nara Sagamihara, Kanagawa	153
	Land		233
Idle 2 places	Land	Ikoma, Nara Eniwa, Hokkaido	520
Total			4,209

(Statement of changes in Shareholders' equity)

Previous fiscal year (April 1, 2006 to March 31, 2007)

Treasury stock

Classes of stocks	Previous fiscal year-end	Increase	Decrease	Current fiscal year-end
Common stock (Share)	4,433,509	1,005,408	1,124,647	4,314,270

(Outline of reasons for changes)

Breakdown of increase

Increase by purchase of treasury stock resulting from a resolution of board of directors 1,000,000 shares

Increase by purchase of the stocks less than unit 5,408 shares

Breakdown of decrease

Exercise of share warrant 1,124,500 shares

Decrease by purchase increase claim of the stocks of less than unit 147 shares

Current fiscal year (April 1, 2007 to March 31, 2008)

Treasury stock

Classes of stocks	Previous fiscal year-end	Increase	Decrease	Current fiscal year-end
Common stock (Share)	4,314,270	4,907,064	6,545,107	2,676,227

(Outline of reasons for changes)

Breakdown of increase

Increase by purchase of treasury stock resulting from a resolution of board of directors 4,903,400 shares

Increase by purchase of the stocks less than unit 3,664 shares

Breakdown of decrease

Decrease by disposal of treasury stock 4,879,300 shares

Exercise of share warrant 1,665,500 shares

Decrease by purchase increase claim of the stocks of less than unit 307 shares

(Lease accounting)

	Previous fiscal year (April 1, 2006 to March 31, 2007)	Current fiscal year (April 1, 2007 to March 31, 2008)
Lesee 1 Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries		
(1) Equivalent of acquisition price, total depreciation, and balance at the end of the term	See tables below	See table below

Previous fiscal year (April 1, 2006 to March 31, 2007)

	acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery and equipment	8,358	2,567	5,791
Vehicles	27	15	11
furniture and equipment	130	40	90
Total	8,516	2,623	5,893

The acquisition price equivalent used to be indicated by the payment interest method due to the consequence of its criterion, however, it had changed to the principle method from this accounting period.
The table which indicates by the previous method (the payment interest method) is as follows.

	acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery and equipment	8,895	2,686	6,209
Vehicles	37	21	15
furniture and equipment	156	62	94
Total	9,088	2,769	6,319

Current fiscal year (April 1, 2007 to March 31, 2008)

	acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery and equipment	8,450	3,329	5,121
Vehicles	47	15	31
furniture and equipment	249	90	158
Total	8,747	3,436	5,311

	Previous fiscal year (April 1, 2006 to March 31, 2007)	Current fiscal year (April 1, 2007 to March 31, 2008)
(2) Balance of remaining lease charges at the end of the term	Less than one year 1,372 million yen More than one year 4,575 million yen Total 5,948 million yen The equivalent to the balance of remaining lease used to indicate by the payment interest method due to the consequence of its criterion, however, it had changed to the principle method from this accounting period. The table which indicates by the previous method (the payment interest method) is as follows. Less than one year 1,501 million yen More than one year 4,818 million yen Total 6,319 million yen	Less than one year 1,302 million yen More than one year 4,102 million yen Total 5,405 million yen
(3) Equivalent of lease payments and depreciation	Lease payments 1,167 million yen Depreciation equivalent 1,105 million yen The amount of payment interest equivalency 127 million yen	Lease payments 1,621 million yen Depreciation equivalent 1,518 million yen The amount of payment interest equivalency 143 million yen
(4) Calculation of depreciation equivalent	Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.	Unchanged
(5) Calculation method of the amount of interest equivalency	The balance of the amount of the lease charges and the acquisition cost equivalency of the leased property is considered as the amount of interest equivalency. The distribution method to each period had caluculated by the interest method.	Unchanged
2 Operating leases Remaining lease payments	Less than one year 755 million yen More than one year 8,146 million yen Total 8,901 million yen	Less than one year 638 million yen More than one year 8,706 million yen Total 9,344 million yen

(Marketable securities)

Previous fiscal year (March 31, 2007)

Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.

Current fiscal year (March 31, 2008)

Stocks in subsidiaries or affiliated companies with market value

	Balance sheet value	Market value (million yen)	Balance (million yen)
Stocks in subsidiaries	433	1,792	1,359

(Tax-effective accounting)

	Previous fiscal year (March 31, 2007)	Current fiscal year (March 31, 2008)
1 Principal causes of deferred income taxes and deferred tax liability (breakdown)	(1) Current Deferred tax assets Inventories 195 million yen A collective depreciable asset 226 million yen Allowance for doubtful receivables 7 million yen Unpaid business taxes 300 million yen A product guarantee reserve fund 149 million yen Other 115 million yen Deferred tax Total assets 993 million yen (2) Non-current deferred tax liability Extraordinary disposal reserve 15 million yen Asset reduction reserve 116 million yen Other marketable securities Appraisal reserve 1,693 million yen Total deferred tax liability 1,825 million yen Deferred tax assets Investments in securities appraisal loss 1,029 million yen Shares in affiliate companies appraisal loss 298 million yen Inventories 326 million yen Allowance for doubtful receivables 16 million yen Deferral hedge profit and loss 912 million yen Depreciation over tax deductible limit 522 million yen Other 66 million yen Deferred tax assets Sub-total 3,173 million yen Appraisal reserve △1,737 million yen Total deferred tax assets 1,435 million yen Net deferred tax liability 389 million yen Deferred tax liability related to revaluation 1,699 million yen	(1) Current Deferred tax assets Inventories 406 million yen Unpaid business taxes 749 million yen A product guarantee reserve fund 390 million yen Other 99 million yen Deferred tax Total assets 1,646 million yen (2) Non-current deferred tax liability Extraordinary disposal reserve 3 million yen Asset reduction reserve 112 million yen Other marketable securities Appraisal reserve 443 million yen Other 0 million yen Total deferred tax liability 559 million yen Deferred tax assets Investments in securities appraisal loss 1,248 million yen Shares in affiliate companies appraisal loss 600 million yen Inventories 378 million yen Allowance for doubtful receivables 14 million yen Deferral hedge profit and loss 698 million yen Depreciation over tax deductible limit 514 million yen A collective depreciable asset 178 million yen Other 90 million yen Deferred tax assets Sub-total 3,725 million yen Appraisal reserve △2,308 million yen Total deferred tax assets 1,417 million yen Net deferred tax liability 857 million yen Deferred tax liability related to revaluation 1,699 million yen
2 Causes of the differential between statutory tax rates and income taxes after application of tax-effective accounting	statutory tax rate 40.49% (adjustment) Entertainment and other expenses not admissible as losses 0.93% Dividend income and other profits not admissible as losses △0.14% Resident's tax equalization 0.35% Temporary differential related to investment in subsidiaries △28.00% Appraisal reserve △1.66% Elimination of unrealized loss on inventories 11.97%	statutory tax rate 40.49% (adjustment) Entertainment and other expenses not admissible as losses 1.00% Tax credit △1.71% Dividend income and other profits not admissible as losses △0.21% Resident's tax equalization 0.23% The past years income taxes 0.23% Temporary differential related to investment in subsidiaries 2.31% Appraisal reserve △0.29% Elimination of unrealized loss on inventories 42.05%

Information per share

	Previous fiscal year (April 1, 2006 to March 31, 2007)	Current fiscal year (April 1, 2007 to March 31, 2008)
Net assets per share Net income per share Net income Diluted net income per share	1,259.45yen 153.26yen 145.67yen (Additional information) From the current consolidated fiscal year, the Company has adopted the accounting standards related to Net income per share Net income after revision published by the Accounting Standards Board of Japan (31 Januray 2006) and the accounting standards related to Net income per share Net income published by the Accounting Standards Board of Japan (31 Januray 2006) In addition, I calculate it by the Previous consolidated fiscal year, and a similar method, and, as for Net assets per share of the current consolidated fiscal year,it is 1,273.42yen.	1,289.90yen 148.62yen 145.11yen —

Note: The basics in calculation of Net income per share Net income and Diluted net income per share are as follows

	Previous fiscal year (April 1, 2006 to March 31, 2007)	Current fiscal year (April 1, 2007 to March 31, 2008)
Net income per share Net income		
Net income (million yen)	14,203	14,312
An amount of money that does not belong to a common share (million yen) (The above amount is an officer's bonus by profit disposal)	— (—)	— (—)
Net income to affect a common share (million yen)	14,203	14,312
The average share number of common shares	92,675	96,304
Diluted net income per share		
Net income adjustment (million yen)	—	—
The number of the common Share increase (The above amount is a subscription warrant)	4,831 (4,831)	2,333 (2,333)

Changes in Director

(1) Change in Representative Director

None

(2) Other changes (planned for June 18, 2008)

New Director candidate

Vice-President	Hiramoto Kazuyuki	(Currently Senior Executive Managing Director, Sales & Marketing HQ Executive Officer)
Senior Executive Managing Director	Hiroaki Tamai	(Currently Managing Director, Administrative HQ Executive Officer)
Managing Director	Morikuni Uchigasaki	(Currently Director, Accounting/Finance HQ Executive Officer)
Managing Director	Naoshi Takayama	(Currently Director, Development & Manufacturing HQ Executive Officer (Development))

New Standing Statutory Director candidate

Director	Hisao Sato	(Currently Administrative HQ Senior Executive Officer)
Director	Yoshiaki Sugimoto	(Currently NH Department General Manager)

May 7, 2008

To whom it may concern

Company Mori Seiki Co., Ltd.
Representative President Masahiko Mori
(Code number 6141, Tokyo Stock Exchange, Osaka Stock Exchange, First Section)
Contact Public relations/IR Office General Manager
Masahiro Yanagihara
Phone number (052) 587-1830

Notice Concerning Stock Options (stock acquisition rights)

At a meeting of the Board of Directors on May 7, 2008, Mori Seiki decided to issue stock acquisition rights as stock options to directors, auditors and employees of Mori Seiki and employees of other Mori Seiki Group companies, in accordance with Articles 236, 238 and 239 of the Company Law.

1. Reasons why it is necessary to issue new stock acquisition rights in particularly favorable conditions.

   As part of our goal to improve Mori Seiki and Mori Seiki Group employees' performance and to secure excellent human resources, we intend to issue free stock acquisition rights as stock options in accordance with the procedure outlined below. When exercising these stock acquisition rights, the amount to be paid will be determined as shown in (5) below.

2. Procedure for issuing new stock acquisition rights

   (1) People who are eligible for allotment of new stock acquisition rights

   Directors, auditors and employees of Mori Seiki and employees of other Mori Seiki Group companies

   (2) Type and number of shares intended as stock acquisition rights

   4,300,000 ordinary Mori Seiki shares are at maximum.

   In the event that Mori Seiki issues a share allocation or a reverse share split after the date of the exercise of stock acquisition rights, the number of shares will be adjusted according to the following formula:

   Number of shares after adjustment = Number of shares before adjustment x ratio of issue/split

   This adjustment will only be done for stock acquisition rights which have not been exercised at that time. If fractions less than 1 share are generated as a result of adjustments based on the following formula, they will be rounded down.

   (3) Total number of stock acquisition rights

   43,000 stock acquisition rights are at maximum. (1 stock acquisition right will be worth 100 shares. However, if the number of shares has been adjusted as specified in the above (2), it will be adjusted similarly.)

(4) Payment to be paid for stock acquisition rights, or the method of calculation.

No payment is required for these stock acquisition rights.

(5) Price of assets when exercising stock acquisition rights, or the method of calculation.

The price of assets for the exercise of 1 stock acquisition right will be the amount to be paid for 1 share (hereafter "exercise price") as determined below multiplied by the number of shares per stock acquisition right as specified in the above (3).

The exercise price for 1 share will be the average closing price for ordinary Mori Seiki shares on the Osaka Stock Exchange every day in a previous month that sees the date of the allocation of stock acquisition rights (hereafter "allocation date") multiplied by 1.05. Fractions less than 1 yen will be rounded up. However, if that value is lower than the closing price on the allocation date for the stock acquisition rights (or the closing price on the most recent trading day, in the event that there is no trading on the allocation date), the closing price on the allocation date for the stock acquisition rights will be used.

In the event of a Mori Seiki share split or reverse split after the allocation of stock acquisition rights, the amount to be paid will be adjusted according to the following formula. Fractions less than 1 yen generated by this adjustment will be rounded up.

$$\text{Amount to be paid after adjustment} = \text{Amount to be paid before adjustment} \times 1/\text{ratio of issue or split}$$

Also, in the event that Mori Seiki issues new shares at a lower price after the allocation of stock acquisition rights (excluding shares issued as a result of the exercise of stock acquisition rights), the amount to be paid will be adjusted according to the following formula. Fractions less than 1 yen generated by this adjustment will be rounded up.

$$\begin{array}{l}\text{Amount to be paid after adjustment} = \\ \text{Amount to be paid before adjustment} \times\end{array} \frac{\begin{array}{c}\text{Number of} \\ \text{shares already} \\ \text{issued} +\end{array} \dfrac{\text{Number of newly issued shares} \times \text{amount to be paid per share}}{\text{Current value before new share issue}}}{\text{Number of shares already issued} + \text{number of newly issued shares}}$$

(6) Period for exercising stock acquisition rights

From July 1, 2010 to June 30, 2013

(7) Conditions for exercising stock acquisition rights

① People exercising stock acquisition rights must hold a position as director, auditor or employee of Mori Seiki or other Mori Seiki Group company. However, people who have left the company due to retirement or for some other reasons are not bound by this condition, except for those who have completed their terms as directors or auditors of Mori Seiki or other Mori Seiki Group company.

②The transfer, pledge or any other disposal of stock acquisition rights is not permitted.

③In the event of the death of the holder of stock acquisition rights, his or her heirs may exercise those rights. However, the conditions stipulated in ④ below "Contract for allocation of stock acquisition rights" still apply.

④Apart from those conditions, all matters concerning the relationship between Mori Seiki and the holders of stock acquisition rights are stipulated in the "Contract for allocation of stock acquisition rights," in accordance with the resolutions of a 60th annual shareholders' meeting and the Board of Directors.

(8) Amount of capital stock or capital reserves that will be added in the event that shares are issued as a result of the exercise of stock acquisition rights

①Company regulations for calculating the amount of capital stock added in the event that shares are issued as a result of the exercise of stock acquisition rights In accordance with Article 40, Section 1, the calculated maximum amount of capital stock added, etc, will be divided by 2. When fractions less than 1 yen are generated by this calculation, they will be rounded up.

② The amount of capital reserves added in the event that shares are issued as a result of the exercise of stock acquisition rights will be the maximum amount of capital added in the above ① minus the amount of capital added specified in the above ①.

(9) Matters concerning the acquisition of stock acquisition rights

①In the event that Mori Seiki becomes defunct through a merger agreement approved by a shareholders' meeting, or becomes a wholly owned subsidiary through an exchange of share agreement or transfer of share agreement approved by a shareholders' meeting on a day to be designated separately.

②If holders of stock acquisition rights are no longer able to exercise their rights because they cease to meet the conditions stipulated in the above ① of (7) before exercising their rights, they will be able to obtain those stock acquisition rights for free.

(10) Restrictions on transfer of stock acquisition rights

The approval of the Board of Directors is required for transfer of stock acquisition rights.

(11) Handling of stock acquisition rights during structural reorganization

As stated at in the above ① of (9).

(Note) The above resolution is conditional, being subject to approval of the "Issuing of stock acquisition rights as stock options" at the 60th annual shareholders' meeting to be held on June 18, 2008.

May 7, 2008

To whom it may concern

Company	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code	6141 Tokyo Stock Exchange, Osaka Stock Exchange, First Section)
Contact	Public Relations/IR Office General Manager
	Hiroki Shibayama
Telephone:	+ 81-(0)52- 587-1830

The Second Medium-Term Management Plan (PQR555)

Mori Seiki drew up our second medium-term management plan (PQR555) for the three-year period from FY 2008 to FY 2010. The outline of our plan is as follows:

Outline of the second medium-term management plan (PQR555)

1. Basic policy

"We will maintain stable growth by continuously developing our business in mature markets. We will establish a global management system by pursuing first-class human resources, quality and risk management. Through these efforts, we aim to become Global One."

With regard to the term "PQR555", "P" stands for "People", "Q" for "Quality" and "R" for "Risk Management", and "555" represents our target numbers.

2. Mission statement

We will make innovative, accurate, and trouble-free machines at competitive prices for our customers, and look forward to Global One in the field of lathes, machining centers, multi-axis machines and grinding machines.

And, we will continuously strive to increase the productivity and efficiency of customers all over the world, through the development of the latest and best technology, accurate and detailed manufacturing techniques and swift, precise sales and service.

3. Business targets

(1) Sustain growth

Our target is to increase our consolidated sales so that it accounts for 15% of the industry's total order value released from the Japan Machine Tool Builders' Association.

While steadily developing our business in mature markets including Japan, Europe and the Americas, we aim to achieve an annual growth rate of 25% for rapidly growing emerging markets such as BRICs. Also, we will work hard to expand our market share of the strategic industries including the automobile, aircraft, energy and precision machinery industries.

To this end, we will develop new models focusing on large machines, and actively launch them in the market. Also, we will establish new plants, including the Machining Plant and Assembly Plant exclusively for large machines, in the Iga Campus in order to increase our production capacity. Furthermore, we will intensively strengthen our sales activities in emerging markets by establishing new Application Centers and Technical Centers.

(2) Strengthen profit structure

In order to strengthen profit structure even more, we aim to reduce cost of sales/selling, general and administrative expenses. We will achieve a consolidated cost of sales ratio of 55% as well as selling, general and administrative expenses ratio of 25%.

For this purpose, we work toward the cost reduction at the design stage and improvement of production and distribution efficiency. We aim to meet the target numbers by managing budget and results with objectives set for each expense item.

(3) Establish global management quality

For achieving the targets of PQR555, we will continuously recruit excellent people, and provide trainings for employees so that they can work globally.

For quality, we will set specific target accuracy for all models to pursue high-accuracy and high-efficiency machining, and improve customer satisfaction by meticulously upgrading our machines and services.

Also, for risk management, we will strictly comply with regulations, promote health and safety practices, strengthen our security trade management system, and thoroughly conduct internal control for management and financial reporting systems. Through these efforts, we will establish a uniform management quality across the world.

4. Projected figures for FY 2010

Supposing that the industry's total order value released from the Japan Machine Tool Builders' Association reaches or exceeds 1,660 billion yen, and we successfully achieve our target of PQR555 (market share of 15%, consolidated cost of sales ratio of 55%, selling, general and administrative expenses ratio of 25%), our business result for FY 2010 is estimated as shown below. For your reference, the total order value for FY 2007 is 1,593.9 billion yen.

	FY 2007 (Result)	FY 2010 (Plan)
Consolidated sales	202,260 million yen	250,000 million yen
Consolidated operating profit	31,302 million yen	50,000 million yen
Consolidated operating profit ratio	15.5%	20.0%

Projected future results and details of business plans are included in this material.
All material is based on certain assumptions about the economic climate, business policies, etc at the time of writing.
Therefore, please be aware that there is a risk or uncertainty that the actual results may be different from these projected results, depending on various factors.

May 7, 2008

To whom it may concern

Company	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code	6141 Tokyo Stock Exchange, Osaka Stock Exchange, First Section)
Contact	Public Relations/IR Office General Manager Masahiro Yanagihara
Telephone:	+81-(0)52- 587-1830

Notice of changes in the articles of association

At the meeting of the Board of Directors on May 7, 2007, Mori Seiki decided to place the changes in the articles of association on the agenda of the Annual 60th Shareholders Meeting to be held on June 18, 2008.

1. Reason for making changes

   In preparation for expanding our company's future businesses, we add <Business of dispatching workers> to Clause 13, and <Selling secondhand goods based on secondhand business law> to Clause 14 in the Article 2 (Purpose). In accordance with these changes, subsequent clause numbers are also changed.

2. Details of changes

   The changes in the articles of association are as follows:

   (Underlined sections show the changes made.)

Current articles of association	Modified Plan
(Purpose) Article 2 The purpose of our company is to operate the following businesses.	(Purpose) Article 2 (As currently operated)
1. to 12. (Text omitted)	(As currently operated)
(New)	13. Business of dispatching workers
(New)	14. Selling secondhand products based on secondhand business law
13. All businesses which are related to clauses above	15. All businesses which are related to clauses above

3. Dates

Shareholders meeting regarding changes in articles of association	June 18, 2008 (Wed)
Changes effective on	June 18, 2008 (Wed)

May 7, 2008

To whom it may concern

Company	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code	6141 Tokyo Stock Exchange, Osaka Stock Exchange, First Section)
Contact	Public Relations/IR Office General Manager
	Masahiro Yanagihara
Telephone:	81-(0)-52-587 - 1830

Notice of Acquisition and Retirement of Stock Options (Stock Acquisition Rights)

At a meeting of the Board of Directors on May 7, 2008, Mori Seiki made a decision on the acquisition of stock acquisition rights.

1. Reason for acquiring stock acquisition rights

Mori Seiki has decided to obtain free stock acquisition rights described below due to the discrepancy between the exercise price and market price. Retirement will be planned after acquiring the stock acquisition rights. We will discuss with relevant people on the number to be acquired.

2. Stock acquisition rights intended for acquisition

Shareholders meeting:	June 28, 2007
Allocation date of the stock acquisition rights	July 23, 2007
People eligible for allotment of stock acquisition rights	Employees of Mori Seiki and its subsidiary companies
Total number of stock acquisition rights	11,800 (Exercise price of JPY 4,040)

3. Maximum number of stock acquisition rights to be acquired

Total number 11,000 (number left as of May 6, 2008)

The number of acquisition/retirement as well as the date of retirement will be decided at the Board of Directors meeting held on June 18, 2008.

END